SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.     )

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company is Celera Corporation, a Delaware corporation (the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we,” and “our” to refer to the Company. The address of the Company’s principal executive office is 1401 Harbor Bay Parkway, Alameda, California 94502. The telephone number of the Company’s principal executive office is (510) 749-4200.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share, of the Company (the “Common Stock”). As of March 16, 2011, there were 82,155,471 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, address and telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.” The Company’s website is www.celera.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Spark Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (“Shares”), at a price of $8.00 per Share (the “Offer Price”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 28, 2011. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2011, by and among Parent, Purchaser and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or written waiver of certain conditions, following completion of the Offer, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, including Shares issuable upon settlement of Company Stock-Based Awards as described in the following paragraph (other than Shares that are held in the treasury of the Company or owned of record by any subsidiaries of the Company (each, a “Company Subsidiary” and together, the “Company Subsidiaries”), all Shares owned of record by Parent, Purchaser or any of their respective directors or indirect subsidiaries, and any Shares owned by stockholders who have properly demanded appraisal for their Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.

In addition, at the acceptance for payment of such number of Shares as represents at least a majority of the then-outstanding Shares pursuant to the Offer (the “Acceptance Time”), (i) each outstanding, unexpired and unexercised option to purchase Shares (the “Company Options”), will vest and become exercisable and (ii) each right of any kind, contingent or accrued, to receive shares of Common Stock or benefits measured by the value of a number of Shares, and each award of any kind consisting of Shares, granted under Company Stock Plans (including restricted stock, restricted stock units, and performance share awards), other than Company Options (each, a “Company Stock-Based Award”), will vest and the Company will deliver shares of Common Stock in settlement thereof. Outstanding performance share awards will vest and be settled at target performance levels. To the extent not exercised prior to the Effective Time, then upon the Effective Time, each Company Option will be deemed to be exercised and cancelled and each former holder of any such cancelled Company Option will become entitled to receive, at the Effective Time or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such Company Option, a payment in cash (subject to any applicable withholding or other taxes required to be withheld by applicable law), without interest, in an amount equal to the product of (x) the total number of Shares subject to such Company Option and (y) the excess, if any, of the Merger Consideration over the exercise price per Share subject to such Company Option (such amounts payable being referred to as the “Option Payments”). At the Effective Time, such Shares issued in settlement of Company Stock-Based Awards will be converted into the right to receive the Offer Price.

The obligation of Purchaser to accept for payment and to pay for any Shares tendered in the Offer and not properly withdrawn prior to the Expiration Date (as defined below) is subject to certain conditions, including the condition that at least that number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer which, together with the number of Shares (if any) then beneficially owned by Parent or Purchaser or with respect to which Parent or Purchaser otherwise has, directly or indirectly, sole voting power, represents at least a majority of the Shares then outstanding (determined on a fully diluted basis as of immediately following the Acceptance Time, excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and entitled to vote in the election of directors or (if a greater majority) on the adoption of the Merger Agreement on the date the Shares are accepted for payment (collectively, the “Minimum Condition”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 28, 2011. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 5:00 pm (New York City time) on April 25, 2011, the date that is 21 business days following the commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (the “Expiration Date”).

The Merger Agreement and the terms of the Offer are summarized in additional detail in Section 11 “Purpose of the Offer; the Merger Agreement” of the Offer to Purchase. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Information relating to the Merger can also be found on the Company’s website at www.celera.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated by reference herein and should not be considered a part of this Schedule 14D-9.

Parent has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Offer to Purchase states that the principal executive offices of Parent are located at 3 Giralda Farms, Madison, New Jersey 07940, and the principal executive offices of Purchaser are located at 3 Giralda Farms, Madison, New Jersey 07940.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, the Information Statement (“Information Statement”) attached as Exhibit (a)(1)(C) and Annex I to this Schedule 14D-9 and incorporated by reference herein, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated under the Exchange Act, in connection with Parent’s right to designate persons to serve on the Company’s board of directors (the “Company Board,” “Board” or the “Board of Directors”) representing a majority of the Company Board other than at a meeting of the stockholders of the Company, as described below under the heading “Arrangements between the Company and Parent — Representation on the Company Board.”

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11 “Purpose of the Offer; the Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 “Conditions of the Offer” of the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein to provide information regarding its terms. The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company.

The Company has agreed to representations and warranties of the parties customary for a transaction of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business in the ordinary course and in a manner consistent with past practice through the Effective Time. The Company has agreed not to solicit, initiate or, subject to certain limited exceptions in the Merger Agreement, participate in discussions with third parties regarding other proposals to acquire the Company and its has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $23.45 million.

The Company, Parent and Purchaser made the representations and warranties set forth in the Merger Agreement solely for purposes of such agreement, and they may be subject to important qualifications and limitations agreed to by the parties. Moreover, certain of those representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality provided for in the Merger Agreement different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk among the parties rather than establishing matters as facts.

Representation on the Company Board

The Merger Agreement provides that, promptly upon the Acceptance Time and from time to time thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding. The Merger Agreement further provides that Parent will be entitled to designate at least a majority of the directors on the Company Board (as long as Parent, Purchaser and their affiliates beneficially own a majority of the outstanding Shares), provided that prior to the Effective Time, the Board will always have at least two members who are not officers, directors, employees or designees of Parent or Purchaser or any of their affiliates (“Purchaser Insiders”).

If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement, and the Company will cause such designee to be appointed to the Company Board. If, notwithstanding compliance with the foregoing provisions, the number of directors who are not Purchaser Insiders is reduced to zero, then the other directors on the Company Board will designate and appoint to the Company Board two directors who are not officers, directors, employees or otherwise affiliated with Purchaser or Parent (other than as a result of such designation). After the Acceptance Time, the Company will take all actions as are necessary to enable Parent’s designees to be so elected or designated to the Company Board (including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Company Board or both) in compliance with applicable law. The Company will use its commercially reasonable efforts to cause persons designated by Parent to constitute the same percentage as persons designated by Parent on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or other similar body) of each Company Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

Following the election or appointment of Parent’s designees and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and (iii) any waiver or enforcement of any of the Company’s rights or any of the obligations of Parent or Purchaser under the Merger Agreement will require the consent of, or be taken at the direction of, a majority of the directors of the Company then in office who are not Purchaser Insiders (or the approval or direction of the sole director if there is only one director then in office who is not a Purchaser Insider). Following the election or appointment of Parent’s designees and prior to the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the directors of the Company then in office who are not Purchaser Insiders (or the action of the sole director if there is only one director then in office who is not a Purchaser Insider), and such authorization will constitute the authorization of the Company Board, and no other action on the part of the Company, including any action by any other director of Company, will be required to authorize any such action.

After the Acceptance Time, the Company will also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c) and make all necessary filings and disclosures associated with such status.

Confidentiality Agreement

On March 9, 2010, the Company and Parent entered into a confidentiality letter agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving the Company. Under the Confidentiality Agreement, the parties agreed, subject to certain exceptions, to keep confidential and not disclose any non-public information concerning the Company. This summary of the Confidentiality Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Letter Agreement

In connection with the Merger and the other transactions contemplated by the Merger Agreement, on March 17, 2011, the Company entered into a letter agreement (the “Letter Agreement”) with Abbott Molecular Inc. (“AMI”) and Abbott Laboratories (“Abbott Laboratories”) to amend certain terms of that certain

(i) Distribution Agreement by and between the Company and AMI, effective as of October 1, 2008 (the “Distribution Agreement”) and (ii) Royalty Agreement by and between the Company and Abbott Laboratories, effective as of October 1, 2008 (together with the Distribution Agreement, the “Abbott Agreements”). The Letter Agreement amends certain terms of the Abbott Agreements, to be effective only in the event of (x) a change of control of the Company within 180 days following the date of the Letter Agreement and (y) the written acknowledgement of Parent agreeing to be bound by the Letter Agreement, delivered within two business days following such change of control.

The material amendments set forth in the Letter Agreement are: (i) an extension to the initial term of the Distribution Agreement for two additional years, with the initial term of the Distribution Agreement expiring on October 1, 2015 and (ii) Parent and its affiliates will not be deemed an affiliate of the Company for purposes of the Abbott Agreements.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

In considering the recommendation of the Company Board set forth in Item 4 below under the heading “Recommendation of the Company Board,” the Company’s stockholders should be aware that certain executive officers and directors of the Company may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally and that may create potential conflicts of interest. The Company Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

For further information with respect to the arrangements between the Company and its executive officers and directors described in this Item 3, please also see the Information Statement, which is incorporated herein in its entirety under the headings “Related Party Transactions”; “Security Ownership of Certain Beneficial Owners and Management”; “Directors’ Compensation and Benefits”; “Director Compensation For Fiscal Year Ended December 25, 2010”; “Compensation Discussion and Analysis”; “Summary Compensation Table for Fiscal Year Ended December 25, 2010”; “Grants of Plan-Based Awards in the Fiscal Year Ended December 25, 2010”; “Outstanding Equity Awards as of December 25, 2010”; “Option Exercises and Stock Vested in the Fiscal Year Ended December 25, 2010” and “Potential Payments Upon Termination or Change in Control.”

Consideration for Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company (and their affiliated trusts) who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 16, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 244,335 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or settlement of restricted stock units and performance shares held by such individuals. If the directors and executive officers were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and their affiliated trusts) would receive an aggregate of $1,954,680 in cash, without interest, subject to any applicable withholding taxes. For a description of the treatment of stock options, restricted stock units and performance share awards held by the directors and executive officers of the Company, see below under the heading “Effect of the Merger on Stock Options and Company Stock-Based Awards.”

The following table sets forth, as of March 16, 2011, the cash consideration that each executive officer, non-employee director and their affiliates would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares	Consideration Payable in Respect of Shares ($)
Richard H. Ayers (1)	11,770	94,160
Jean-Luc Bélingard	10,051	80,408
William G. Green	10,000	80,000
Peter Barton Hutt	—	—
Gail K. Naughton	—	—
Wayne I. Roe	—	—
Bennett M. Shapiro	—	—
Kathy Ordoñez	131,409	1,051,272
Paul D. Arata	9,141	73,128
Victor K. Lee	9,840	78,720
Michael W. Mercer	—	—
Alfred G. Merriweather	—	—
Scott K. Milsten	6,365	50,920
Stacey R. Sias	22,379	179,032
Thomas J. White	14,987	119,896
Michael A. Zoccoli	18,393	147,144

(1)	Includes 7,045 shares of Common Stock held by the Suzanne L. Ayers Living Trust, a trust for the benefit of Mr. Ayers’ wife, of which Mr. Ayers is a co-trustee. Includes 4,725 shares of Common Stock held by the Richard H. Ayers Living Trust, a trust for the benefit of Mr. Ayers, of which Mr. Ayers is a co-trustee. Does not include 3,386 units representing Shares deferred by Mr. Ayers. No voting power exists with respect to these deferred Shares.

Merger Agreement

Effect of the Merger on Stock Options and Company Stock-Based Awards

Pursuant to the Merger Agreement, at the Acceptance Time, each Company Option granted under the Company Stock Plans will vest and become exercisable and each Company Stock-Based Award will vest and the Company will deliver shares of Common Stock in settlement thereof. Outstanding performance share awards will vest and be settled at target performance levels.

To the extent not exercised prior to the Effective Time, then upon the Effective Time, each Company Option will be deemed to be exercised and cancelled and each former holder of any such cancelled Company Option will become entitled to receive, in consideration of the deemed exercise and cancellation of such Company Option, the Option Payment for such Company Option. At the Effective Time, such Shares issued in settlement of Company Stock-Based Awards will be converted into the right to receive the Offer Price.

The following table sets forth, as of March 16, 2011, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of his or her outstanding Company Options and Company Stock-Based Awards at the Effective Time, pursuant to the Merger Agreement.

Name	Number of Shares Subject to Company Options	Weighted Average Exercise Price Per Share ($)	Consideration Payable in Respect of Company Options ($)	Number of Company Stock-Based Awards	Consideration Payable in Respect of Company Stock-Based Awards ($)	Total ($)

Richard H. Ayers	90,700	10.40	24,154	—	—	24,154

Jean-Luc Bélingard	90,700	10.40	24,154	—	—	24,154

William G. Green	70,000	9.34	24,154	—	—	24,154

Peter Barton Hutt	70,000	10.33	24,154	—	—	24,154

Gail K. Naughton	70,000	9.34	24,154	—	—	24,154

Wayne I. Roe	70,000	8.11	24,154	—	—	24,154

Bennett M. Shapiro	70,000	9.34	24,154	—	—	24,154

Kathy Ordoñez	835,300	11.71	360,875	121,418	971,344	1,332,219

Paul D. Arata	83,500	8.60	88,340	28,739	229,912	318,252

Victor K. Lee	112,100	11.51	53,203	19,072	152,576	205,779

Michael W. Mercer	60,000	5.69	138,600	36,672	293,376	431,976

Alfred G. Merriweather	50,000	6.34	83,125	25,000	200,000	283,125

Scott K. Milsten	125,000	8.27	114,750	47,000	376,000	490,750

Stacey R. Sias	170,500	12.17	83,760	27,989	223,912	307,672

Thomas J. White	220,000	11.81	117,125	32,464	259,712	376,837

Michael A. Zoccoli	115,400	10.06	83,760	28,714	229,712	313,472

Continuing Employees

The Merger Agreement provides that for the period immediately following the Effective Time through and including the 18-month anniversary of the Effective Time, Parent will, or will cause the Surviving Corporation and its subsidiaries to, provide (i) a level of base salary and wages to each person who is employed by the Company or any Company Subsidiary as of the Effective Time (including persons on disability or leave of absence, whether paid or unpaid) (each such person, a “Continuing Employee”) and (ii) benefit plans for the benefit or welfare of any Continuing Employee, whether maintained by Parent, the Surviving Corporation or any of their subsidiaries (each such plan, a “Surviving Corporation Benefit Plan”), that are substantially similar in the aggregate to the base salary, wages and benefits (except with respect to equity-based compensation) provided to the Continuing Employees immediately prior to the Effective Time.

From and after the Effective Time, Parent will, or will cause the Surviving Corporation and its subsidiaries to, honor in accordance with their terms, all specified contracts, agreements, arrangements, programs, policies, plans and commitments of the Company and the Company Subsidiaries, as in effect immediately prior to the Effective Time that are applicable to any current employees of the Company or any Company Subsidiary, including the executive change in control plan described below and all other change in control and severance plans.

With respect to any Surviving Corporation Benefit Plan that is a welfare benefit plan, program or arrangement (a “Purchaser Welfare Benefit Plan”) and in which a Continuing Employee may be eligible to participate on or after the Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to, (i) waive, or use commercially reasonable efforts to cause its insurance carrier to waive, all limitations as to pre-existing, waiting period or actively-at-work conditions, if any, with respect to participation and coverage requirements applicable to each Continuing Employee under such Purchaser Welfare Benefit Plan to the same extent waived under a comparable benefit plan of the Company and (ii) provide credit to each Continuing Employee (and such Continuing Employee’s beneficiaries) for any co-payments, deductibles and out-of-pocket expenses paid by such Continuing Employee (and such Continuing Employee’s beneficiaries) under the comparable benefit plan of the Company during the relevant plan year, up to and including the Effective Time.

Potential Payments Upon Change in Control

Executive Change in Control Plan

The Company has adopted an executive change in control plan, pursuant to which eligible employees are entitled to receive specified benefits if they are terminated without cause following a change of control of the Company, or if they leave for good reason within two years following a change of control of the Company. Assuming the Minimum Condition is satisfied, the consummation of the Offer will constitute a “change of control” under the executive change in control plan, as Purchaser will have acquired more than 25% of the combined voting power of the securities of the Company.

On March 17, 2011, the Company adopted an amendment to the executive change in control plan, to clarify the participants’ ability to terminate for “good reason” as a result of the Merger and to make other technical changes. In particular, this amendment clarified that a diminution in the authority, duties or responsibilities of the supervisor of an eligible employee as a direct result of the Merger will not trigger “good reason.” The amendment also clarified that if the Chief Executive Officer, any Senior Vice President or the Vice President — Chief Intellectual Property Counsel retains his or her same title and position as in effect immediately prior to the Merger, or does not hold the same or greater title and position at Parent, then such individual will be considered to have a material diminution in authority, duties and responsibilities as a result of the Merger and will be eligible to terminate for “good reason” and receive the benefits under the executive change in control plan. However, if such an executive has entered into a retention or employment agreement in connection with the transactions contemplated by the Merger Agreement, such executive shall not be eligible for benefits under the executive change in control plan. The foregoing description of the amendment and the executive change in control plan is qualified in its entirety by reference to the full text of the amendment, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.

As discussed under the section “Employment Following the Merger” below, Kathy Ordoñez, Chief Executive Officer of the Company, entered into a new employment arrangement with Parent in connection with the Merger, pursuant to which she waived her rights under the executive change in control plan in exchange for a cash payment of $2,286,375. In addition, and as discussed below, Paul Arata, Senior Vice President of Human Resources and Administration, Michael Mercer, Senior Vice President of Berkeley HeartLab, Inc. and Michael Zoccoli, Senior Vice President, Products Group of the Company entered into offer letters with Parent on March 17, 2011, and waived their rights under the executive change in control plan in exchange for cash payments equal to 67% of the amount they would have received under the executive change in control plan and a one-time grant of performance based restricted stock with a value equal to 33% of the amount they would have received under the executive change in control plan. All other executive officers, however, may terminate their employment within the twenty-four months following the Merger and receive the severance benefits under the executive change in control plan.

The following table indicates the amount that each executive officer, other than Kathy Ordoñez, Paul Arata, Michael Mercer and Michael Zoccoli, will receive in connection with the acceleration and vesting of Company Options and Company Stock-Based Awards in connection with the Offer and the Merger and following the Merger, assuming the following:

•	the price per share paid by Parent in the transaction is $8.00;

•	the Offer and Merger both closed on March 16, 2011, which is the most recent practicable date prior to the filing of this Schedule 14D-9; and

•	the executive officers other than Ms. Ordoñez were terminated without cause on March 16, 2011, which is the most recent practicable date prior to the filing of this Schedule 14D-9.

Termination or Change in Control Payments

Name	Cash Severance Payment ($) (1)	Benefit Plans ($) (2)	Options ($) (3)	Company Stock-Based Awards ($) (3)	Outplacement ($) (4)	Total ($)
Victor K. Lee	807,300	25,794	39,902	152,576	12,000	1,037,554
Alfred G. Merriweather	1,073,000	78,578	83,125	200,000	12,000	1,446,703
Scott K. Milsten	1,015,000	78,578	86,063	376,000	12,000	1,567,641
Stacey R. Sias	962,800	30,817	62,820	223,912	12,000	1,292,349
Thomas J. White	1,369,600	25,512	87,844	259,712	12,000	1,754,668
Ugo DeBlasi†	—	—	—	—	—	—

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(1)	Cash severance benefit is a lump sum payment based on the officer’s base pay and target bonus over the severance period.
(2)	Reflects lump sum payment for the cost of medical and dental coverage, grossed up for taxes, for the severance period.
(3)	The Company Options and Company Stock-Based Awards will vest and become exercisable at the Acceptance Time. To the extent not exercised prior to the Effective Time, each Company Option will be deemed exercised and cancelled and each holder thereof will become entitled to receive the Option Payment for such Shares.
(4)	Reflects an estimate of value of outplacement services to be provided during the 12 months following termination.

The following table indicates the amount that each of Kathy Ordoñez, Paul Arata, Michael Mercer and Michael Zoccoli will receive in connection with the acceleration and vesting of Company Options and Company Stock-Based Awards and under the new employment arrangements entered into with Parent and in connection with the Offer and the Merger, as discussed below under the section “Employment Following the Merger,” assuming the following:

•	the price per Share paid by Parent in the transaction is $8.00; and

•	the Offer and Merger both closed on March 16, 2011, which is the most recent practicable date prior to the filing of this Schedule 14D-9.

Change in Control Payments

Name	Options ($) (1)	Company Stock-Based Awards ($) (1)	Cash Change in Control Buyout Payment ($)	Parent Equity Grant ($)	Total ($)
Kathy Ordoñez	270,656	971,344	2,286,375	—	3,528,375
Paul D. Arata	66,255	229,912	577,071	284,229	1,157,467
Michael W. Mercer	138,600	293,376	680,050	334,950	1,446,976
Michael A. Zoccoli	62,820	229,712	637,304	313,896	1,243,732

(1)	The Company Options and Company Stock-Based Awards will vest and become exercisable at the Acceptance Time. To the extent not exercised prior to the Effective Time, each Company Option will be deemed exercised and cancelled and each holder thereof will become entitled to receive the Option Payment for such Shares.

Employment Following the Merger

In connection with the execution of the Merger Agreement, Kathy Ordoñez entered into an employment agreement with Parent on March 17, 2011 (the “Employment Agreement”), pursuant to which Parent offered Ms. Ordoñez employment upon completion of the transaction. Ms. Ordoñez will serve as a Senior Vice President of Parent. A copy of the Employment Agreement is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein. In addition, Paul Arata, Senior Vice President of Human Resources and Administration, Michael Mercer, Senior Vice President of Berkeley HeartLab, Inc. and Michael Zoccoli, Senior Vice President, Products Group of the Company entered into offer letters with Parent on March 17, 2011 (the “Offer Letters”), pursuant to which Parent offered Messrs. Arata and Mercer and Dr. Zoccoli employment upon completion of the transaction. In connection with the Offer Letters, Ms. Ordoñez, Messrs. Arata and Mercer and Dr. Zoccoli waived their rights under the executive change in control plan. The Offer Letters are filed as Exhibits (e)(6), (e)(7) and (e)(8) to this Schedule 14D-9 and are incorporated by reference herein.

Non-Management Director Compensation

The following table sets forth the compensation paid to each of the Company’s non-management directors during the fiscal year ended December 25, 2010.

Director Compensation for Fiscal Year Ended December 25, 2010

Name	Fees Earned or Paid In Cash (1)	Option Awards (2)	All Other Compensation (3)	Total Compensation
Richard H. Ayers	$ 60,000	$62,800	—	$122,800
Jean-Luc Bélingard	$ 55,000	$62,800	—	$117,800
William G. Green	$ 90,000	$62,800	—	$152,800
Peter Barton Hutt	$ 45,000	$62,800	—	$107,800
Gail K. Naughton	$ 55,000	$62,800	—	$117,800
Wayne I. Roe	$ 45,000	$62,800	—	$107,800
Bennett M. Shapiro	$ 45,000	$62,800	—	$107,800

(1)	Represents the amount of the annual retainer and fees for service as Chairman of the Board and Committee chair, as applicable.

(2)	Amounts shown represent the grant date fair value of options granted in the year ended December 25, 2010 as computed in accordance with FASB (ASC) Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 2 to the Consolidated Financial Statements for 2010 contained in our Annual Report on Form 10-K filed with the SEC on March 18, 2011. These amounts do not necessarily reflect the amounts ultimately to be received by the recipient.

The aggregate number of option awards outstanding as of December 25, 2010 for each non-management director was as follows:

Name	Options Outstanding at December 25, 2010
Richard H. Ayers	90,700
Jean-Luc Bélingard	90,700
William G. Green	70,000
Peter Barton Hutt	70,000
Gail K. Naughton	70,000
Wayne I. Roe	70,000
Bennett M. Shapiro	70,000

(3)	In accordance with SEC rules, no amount is included for perquisites and other personal benefits for any director during the year ended December 25, 2010 as the amount, in all cases, was less than $10,000.

Director and Officer Indemnification and Insurance

The DGCL permits Delaware corporations to eliminate or limit a director’s liability to the corporation or its stockholders for monetary damages for such director’s conduct as a director, and to indemnify a director who is made a party to a proceeding due to conduct performed in the director’s capacity as a director. The Company has included in its Amended and Restated Certificate of Incorporation (the “Charter”) a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted under Delaware law, as it now exists or may in the future be amended. The Company’s Third Amended and Restated Bylaws (the “Bylaws”) also provide for indemnification of present and former directors and officers. Copies of the Charter and Bylaws are filed as Exhibits (e)(9) and (e)(10), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

The Company’s Charter currently eliminates director liability to the maximum extent permitted by Delaware law as it now exists or may in the future be amended. Section 102(b)(7) of the DGCL allows a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any breach in the director’s duty of loyalty to the corporation or its stockholders, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of a dividend or approval of a stock repurchase in violation of Delaware law or (iv) for any transaction from which the director derived an improper personal benefit. As a result of the inclusion of such a provision in the Company’s Charter, the Company’s stockholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act of 1933, as amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify current and former directors, officers, employees or agents of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses incurred and amounts paid in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. The Company has included in its Charter and its Bylaws provisions that require the Company to provide the foregoing indemnification to the fullest extent permitted under Delaware law. In addition, the Company may advance expenses incurred in connection with any such proceeding upon an undertaking to repay if indemnification is ultimately not permitted. Under Section 145 of the DGCL, in the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

In addition, the Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

The Company has entered into indemnification agreements (the “Indemnification Agreements”) with each of its directors, which generally provide for the indemnification of the indemnitee and for advancement and reimbursement of reasonable expenses (subject to limited exceptions) incurred in various legal proceedings in which the indemnitee may be involved by reason of his or her service as an officer or director. This description of the Indemnification Agreements is qualified in its entirety by reference to the forms of the Indemnification Agreements filed as Exhibits (e)(11) and (e)(12) to this Schedule 14D-9 and incorporated by reference herein.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent has agreed that it will, and it will cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable law, and, without limiting the foregoing, as required pursuant to any indemnity agreements of the Company or any Company Subsidiary, each present and former director, officer, employee and agent of the Company and each Company Subsidiary (collectively, the “Indemnified Parties”) against any costs or expenses (including attorneys’ fees and expenses), judgments, inquiries, fines, losses, claims, settlements, damages or liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any Company Subsidiary and (ii) any and all matters pending, existing or occurring at or prior to the Effective Time (including the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time. Parent or the Surviving Corporation will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any action with respect to matters subject to indemnification in accordance with the procedures set forth in the Company’s Charter and Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of each Company Subsidiary, and the Indemnification Agreements.

Pursuant to the Merger Agreement, Parent has agreed that the certificate of incorporation and bylaws of the Surviving Corporation and the comparable organizational or governing documents of its subsidiaries will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors, officers, employees and agents than are set forth in the Company’s Charter and Bylaws (or the equivalent organizational or governing documents of the relevant Company Subsidiary) as in effect on the date of the Merger Agreement. The provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such person, unless such modification is required by law.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, the Surviving Corporation will cause to be maintained in effect the current policies of directors and officers liability insurance maintained by the Company and the Company Subsidiaries (the “D&O Insurance”) or provide substitute policies or purchase a “tail policy,” in all cases, of at least the same coverage and amounts containing terms and conditions and from carriers with comparable credit ratings which are no less advantageous to the insureds with respect to claims arising from facts or events, actions or omissions on or before the Effective Time. However, in no event will the Surviving Corporation be required to pay with respect to the D&O Insurance in respect of any one policy year more than 200% of the last annual premium paid prior to the date of the Merger Agreement (the “Maximum Amount”). If the Surviving Corporation is unable to obtain the insurance required by the Merger Agreement it will obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. The Company may in lieu of the foregoing insurance coverage, following consultation with Parent, purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits, and from a carrier or carriers with comparable credit ratings, as the current D&O Insurance with respect to matters arising on or before the Effective Time, covering, without limitation, the transactions contemplated by the Merger Agreement.

Item 4.	The Solicitation or Recommendation

Recommendation of the Company Board

At a meeting of the Company Board held on March 17, 2011, the Board: (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement; (ii) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. The Company Board’s determination was made by unanimous vote of those members present and voting on such matters.

The Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A copy of the letter from the Company’s Chief Executive Officer to the Company’s stockholders, dated March 28, 2011, communicating the Company Board’s recommendation, is filed as Exhibit (a)(2)(A) and Annex IV to this Schedule 14D-9 and incorporated by reference herein. A copy of a joint press release, dated March 18, 2011, issued by the Company and Parent, announcing the Offer and the Merger, is filed as Exhibit (a)(1)(D) to this Schedule 14D-9 and incorporated by reference herein.

Background of the Offer; Reasons for the Company Board’s Recommendation

Background of the Offer

As a matter of course and in their ongoing effort to enhance stockholder value, the Company Board and the Company’s senior management have regularly reviewed and evaluated the Company’s business plan and strategy, including the review of a variety of strategic alternatives (including the sale of its business segments, assets or the entire company) to take into account the changing developments, trends and conditions impacting the business generally.

As part of the process, at an October 2009 Company Board meeting, the Company’s senior management recommended to the Board that the Company seek a commercial partner to address issues of risk, scale and complexity impacting the business generally, and in November 2009, the Company engaged LEK Consulting LLC (“LEK”) to assist the Company with a preliminary assessment of strategic options available to the Company.

At regularly scheduled meetings of the Company Board on February 3 and February 4, 2010, representatives of LEK and Credit Suisse Securities (USA) LLC (“Credit Suisse”) presented their respective assessments to the Board regarding the potential strategic alternatives available to the Company, including maintaining the Company’s present business plan, acquisitions by the Company of other assets or businesses, spin-off opportunities with respect to businesses or intellectual property rights relating to drug assets of the Company and potential strategic transactions. At the meeting, representatives of Latham & Watkins LLP, the Company’s outside counsel (“Latham”), advised the Company Board with respect to its fiduciary duties in connection with potential strategic transactions on the part of the Company. Following discussion with representatives of Credit Suisse, Latham and members of the Company’s senior management, the Board recommended that the Company’s senior management and Credit Suisse engage in targeted discussions with a number of parties regarding a range of potential strategic transactions while continuing to investigate spin-off possibilities with respect to certain intellectual property rights relating to drug assets of the Company. At the meetings, the Company Board also authorized Company management to engage Credit Suisse as financial advisor with respect to a continuing review of strategic and financial planning matters available to the Company. That engagement was formalized by letter agreement between the Company and Credit Suisse on March 23, 2010.

Following the meetings on February 3 and 4, 2010 and through the following three months and at the direction of the Company Board, Credit Suisse and the Company’s senior management identified and contacted nine potential parties interested in pursuing a strategic transaction. The Company subsequently executed confidentiality agreements with five potential strategic bidders.

At a telephonic meeting of the Company Board on March 29, 2010, representatives of Credit Suisse provided an update to the Board, senior management of the Company and representatives of Latham on the status of the strategic transaction process and recommended that the Company focus on soliciting preliminary indications of interest solely for a strategic acquisition of the Company, as opposed to indications of interest for collaboration or partnership proposals. After extensive discussion, the Company Board accepted the recommendation of Credit Suisse and determined to move forward with a solicitation of preliminary indications of interest solely for an acquisition of the Company.

Through March 2010 and early April 2010, in-person management presentations were made by the Company to representatives of five potential bidders; Credit Suisse participated in all presentations other than the session with Parent. During this time, Credit Suisse also solicited non-binding preliminary indications of interest to acquire the Company from four of the nine potential strategic bidders, as identified by Credit Suisse and the Company’s senior management, that remained interested in a potential strategic transaction process. The other potential bidders initially contacted indicated that they were not interested in a potential strategic transaction. In early April 2010, Parent commenced its due diligence review of the Company and representatives of Parent and the Company participated in due diligence calls.

On April 15, 2010, the Company received a non-binding preliminary indication of interest from Parent to acquire the Company at a purchase price of $10.00 or more per Share in cash and a non-binding preliminary indication of interest from Bidder A to acquire the Company for a purchase price of $8.50 to $9.50 per Share in cash.

On April 21, 2010, the Company received a non-binding preliminary indication of interest from Bidder B to acquire the Company’s Products business for a purchase price of $50.0 million to $65.0 million, in cash.

During April 2010, Bidder C also verbally expressed to Credit Suisse an interest in acquiring the Company’s Products business but did not submit a bid or other indication of interest in writing.

At a telephonic Company Board meeting held on April 21, 2010 with representatives of Credit Suisse, Latham and members of senior management present, Jean-Luc Bélingard, a Company director, recused himself from present and applicable future discussions related to the strategic transaction process due to his role as a director on the board of a company that might ultimately be a potential bidder, and which is in any event a competitor of Parent, so Mr. Bélingard did not wish to be involved in discussions that pertained to Parent. At the meeting, representatives of Credit Suisse and the Company’s senior management provided an update to the Board on discussions with senior management of each of the three potential bidders that had recently submitted written preliminary indications of interest and the terms thereof. Following extensive discussion, including a discussion regarding potential partnership structures available to the Company, the directors present unanimously authorized Credit Suisse to continue discussions with potential bidders interested in an acquisition of the Company.

Throughout April 2010, Parent, Bidder A and Bidder B continued their due diligence investigation of the Company.

Following the suggestion by Credit Suisse that Bidder A would need to increase its offer price in order to remain competitive in the strategic transaction process, on May 4, 2010, the Company received a non-binding offer letter from Bidder A, increasing its proposed cash purchase price range to acquire the Company from $8.50 to $9.50 per Share to $9.00 to $11.00 per Share.

On May 6, 2010, Credit Suisse distributed a bid process letter in addition to a draft proposed merger agreement prepared by Latham to Parent and Bidder A. Parent and Bidder A were informed that they had been invited to participate in the second round of the strategic transaction process and were asked to provide a formal bid along with a marked copy of the merger agreement, which contemplated a tender offer to be followed by a merger.

Throughout May 2010, Parent and Bidder A continued to review due diligence materials on the Company’s electronic data site and the Company responded to requests from Parent and Bidder A for additional due diligence information.

From May 6, 2010 through May 21, 2010, Credit Suisse and the Company’s senior management continued to contact each of the initial parties that had executed confidentiality agreements (but had not yet provided a preliminary indication of interest) to solicit their interest in acquiring the Company.

On May 21, 2010, Parent submitted a non-binding formal bid letter together with a marked copy of the proposed draft merger agreement showing proposed changes by Parent. The formal bid proposed a purchase price of $10.00 per Share in cash for all outstanding Shares. Parent indicated that its execution of a definitive merger agreement was expressly conditioned upon (i) execution of employment agreements with key employees of the Company, including Ms. Kathy Ordoñez, the Company’s Chief Executive Officer, and certain other members of the Company’s management and (ii) receipt of confirmation from Abbott Laboratories (“Abbott”) that following the closing of the proposed transaction, neither Parent nor any of its affiliates (other than the Company) would be subject to certain provisions of the royalty or distribution agreements between the Company and Abbott (the “Abbott Agreements”).

On May 21, 2010, Bidder A informed Credit Suisse that it would not be submitting a formal bid and was not interested in proceeding further in the process.

On May 25, 2010, the Company Board met in person at the Company’s offices located in Alameda, California to discuss the status of the strategic process in addition to other matters. Representatives of Latham reviewed with the Company Board its fiduciary duties in considering a strategic transaction involving the Company. Representatives of Credit Suisse reviewed with the Company Board the process undertaken to date by Credit Suisse in assessing the interest of potential bidders, including Parent, and their respective responses. During the meeting, the Company Board determined that it would provide efficiency to the process to appoint a special committee to oversee the process for a strategic transaction, reserving control of all substantive decisions for the Company Board. Accordingly, the Company Board appointed a special committee of the Company Board consisting of William Green and Richard Ayers (the “Special Committee”) and delegated power and authority solely with respect to the general conduct of a proposed strategic transaction process to such Special Committee, subject to the approval of the Company Board of any definitive agreement between the Company and any third party with respect to a strategic transaction. The Special Committee was not delegated veto power over any strategic transaction and the Company Board stated that any member of the Company Board who was not a member of the Special Committee was free to attend all meetings of the Special Committee.

In June 2010, George Boutros, a Managing Director at Credit Suisse, left Credit Suisse and joined Qatalyst Partners. Mr. Boutros continued to serve as an advisor to the Company as a representative of Credit Suisse throughout Credit Suisse’s engagement in the Company’s strategic transaction process.

During the next three weeks, the Company’s senior management, including Ms. Ordoñez and Scott Milsten, the Company’s Senior Vice President, General Counsel and Corporate Secretary, initiated negotiations with Abbott to address Parent’s request with respect to the Abbott Agreements. On June 3, 2010, at a telephonic meeting of the Special Committee with representatives from Latham, Credit Suisse and senior management present, the Special Committee directed management to seek from Abbott a letter agreement amending certain terms of the Abbott Agreements that would exempt an acquirer of the Company from “affiliate” status under the Abbott Agreements.

Following the meeting of the Special Committee on June 3, 2010, Ms. Ordoñez and Mr. Milsten continued to negotiate the terms of the letter agreement with Abbott. The Special Committee held three telephonic meetings with representatives of Credit Suisse, Latham and members of the Company’s senior management present, in the subsequent two weeks to receive updates from the Company’s senior management with respect to progress on discussions with Parent regarding a proposed transaction.

On June 9, 2010, representatives from Parent sent a request to the Company for additional due diligence information, including requests for in-person meetings with members of the Company’s senior management and a visit to the Company’s facilities located in Alameda, California. Representatives from the Company and Parent held due diligence calls during the following weeks in response to Parent’s due diligence requests.

During the first three weeks of June 2010, members of Parent’s management, accounting and legal teams, as well as representatives of Parent’s financial advisor, Morgan Stanley & Co. Incorporated (“Morgan Stanley”), conducted further due diligence investigations with respect to the Company. Latham engaged with Shearman & Sterling LLP (“Shearman”), Parent’s outside legal counsel, in negotiations regarding the proposed draft merger agreement during this period. On June 13, 2010, representatives of Latham delivered a revised draft merger agreement to Shearman.

At a telephonic meeting of the Special Committee held on June 15, 2010 with representatives from Credit Suisse, Latham and members of the Company’s senior management present, the Special Committee received updates from the Company’s senior management on negotiations with Abbott regarding the proposed letter agreement and the status of the Company’s response to due diligence requests from Parent. At the meeting, the Special Committee adopted a management neutrality policy which limited the ability of members of the Company’s management to engage in discussions, without the Company Board’s prior consent, with Parent (or any other bidder) regarding employment arrangements following a strategic transaction.

On June 18, 2010, representatives of Latham delivered a draft company disclosure schedule to the proposed draft merger agreement to Shearman. On June 21, 2010, representatives of Latham and Shearman discussed open issues reflected in the proposed draft merger agreement.

At or around this time, representatives of Credit Suisse and Morgan Stanley discussed anticipated proposals with respect to adjustments to Parent’s proposed purchase price of $10.00 or more per Share in cash set forth in its May 21 written bid letter. The representatives also discussed Parent’s position with respect to material terms in the proposed draft merger agreement.

On June 23, 2010, representatives of Morgan Stanley conveyed in a telephone conversation to representatives of Credit Suisse that Parent remained willing to proceed with the proposed acquisition of the Company at a purchase price of $10.00 per Share in cash.

At telephonic meetings of the Special Committee held on June 22 and June 23, 2010 with representatives of Credit Suisse, Latham and members of the Company’s senior management present, the Special Committee discussed Parent’s proposed purchase price of $10.00 per Share in cash and whether Parent’s proposed purchase price adequately accounted for (i) the fact that the Abbott Agreements would be amended to accommodate Parent and (ii) the value of the Company’s drug assets and intellectual property. Following extensive discussion, the Special Committee authorized Credit Suisse to continue discussions with Morgan Stanley and to attempt to increase the purchase price from Parent.

On June 25, 2010, representatives of Morgan Stanley conveyed in a telephone conversation with a representative of Credit Suisse that Parent would be willing to proceed with an acquisition of the Company at a purchase price of $10.25 per Share in cash. At a telephonic meeting of the Special Committee held later that day with representatives of Credit Suisse, Latham and members of the Company’s senior management present, the Special Committee authorized the Company’s senior management to (i) continue negotiations with Parent, (ii) conduct in-person meetings with representatives of Parent and (iii) accommodate Parent’s request for a tour of the Company’s facilities in Alameda, California.

On June 28 and 29, 2010, Dermot Shorten, Vice President, Office of the Chairman of Parent, David Norgard, Vice President, Human Resources of Parent, Vanessa Abate, Executive Director, Business Development of Parent and Catherine Doherty, Vice President, Hospital Services of Parent met with

Ms. Ordoñez and Paul Arata, the Company’s Senior Vice President, Human Resources and Administration, at the Company’s offices in Alameda, California to conduct further diligence meetings.

During the June 28 and June 29 meetings, Ms. Ordoñez and Dr. Michael Zoccoli, the Company’s Senior Vice President, Products Group, also met with Mr. Norgard to discuss, at a high-level, the potential for future employment opportunities with Parent upon consummation of the proposed transaction. Such discussions were held in accordance with the Company’s management neutrality policy previously adopted by the Company Board on June 15, 2010. No formal offers of employment were made to either Ms. Ordoñez or Dr. Zoccoli at that time.

Near the conclusion of the meeting at the Company’s office in Alameda, California on June 29, 2010, Mr. Shorten asked Ms. Ordoñez whether the Company was aware of a purported unpublished negative meta-analysis of multiple studies regarding a gene variant called KIF6 (“KIF6”) as a risk marker for heart disease. Ms. Ordoñez indicated that the Company was generally aware that a meta-analysis of case-control studies of KIF6 was rumored in the academic scientific community, but that aside from an earlier article on a case-control study of KIF6 and risk for coronary artery disease (CAD) by the Ottawa group, the Company had not seen relevant data or findings or a manuscript and did not know if or when a purported meta-analysis might be published.

On June 30, 2010, a representative from Credit Suisse received a telephone call from a representative of Morgan Stanley indicating that Parent had decided to cease further discussions with the Company regarding a proposed acquisition of the Company. During subsequent discussions among representatives of Credit Suisse and representatives of Morgan Stanley, representatives of Morgan Stanley conveyed to representatives of Credit Suisse that Parent’s reasons for ceasing further work on the proposed transaction were due to (i) Parent’s knowledge of the existence of a purported unpublished manuscript with results of a study that contained negative findings on the KIF6 gene variant and risk for heart disease and the potential impact of the study’s negative findings on the Company’s business and (ii) Parent’s concerns regarding retention of the Company’s management following consummation of the proposed transaction. At a telephonic meeting of the Special Committee held later that evening with members of the Company’s senior management and representatives of Latham and Credit Suisse in attendance, the Special Committee received an update from representatives of Credit Suisse regarding the day’s discussions with Morgan Stanley and discussed potential next steps with Parent. The Special Committee directed Ms. Ordoñez to work to set up in-person meetings with representatives of Parent as promptly as possible to address Parent’s concerns.

On July 1, 2010, Ms. Ordoñez responded to Parent’s concerns regarding the proposed transaction, as previously conveyed by Morgan Stanley to Credit Suisse, in an email correspondence to Dr. Surya Mohapatra, Chairman of the Board, President and Chief Executive Officer of Parent, who was overseas at the time. In her email, Ms. Ordoñez indicated that (i) the purported KIF6 meta-analysis, to the Company’s knowledge, had not been published and (ii) it was the Company’s belief that such a study, even if published in the future, might be largely disregarded because KIF6 testing was being used by physicians to identify patients who differentially respond to statins, rather than as a risk marker for heart disease. Ms. Ordoñez also affirmed the commitment of the Company’s senior management to the proposed strategic transaction with Parent. Ms. Ordoñez suggested that she and Dr. Mohapatra discuss this matter further at an in-person meeting in New Jersey upon Dr. Mohapatra’s return to the country.

On July 3, 2010, Dr. Mohapatra telephoned Ms. Ordoñez and affirmed that Parent was unable to proceed with its proposed acquisition of the Company pending the publication of the purported KIF6 manuscript given the uncertainties surrounding the impact on the Company’s business of the manuscript and a purported accompanying negative editorial. Dr. Mohapatra indicated the possibility that Parent would be open to re-engaging in discussions with the Company after the publication of the purported KIF6 manuscript.

Ms. Ordoñez subsequently updated the Company Board with respect to Parent’s decision not to proceed with a proposed transaction at a telephonic meeting of the Board held on July 7, 2010 with representatives of Latham in attendance.

On July 8, 2010, Mr. Shorten telephoned Ms. Ordoñez to indicate that Parent remained interested in the Company, but that any future proposal from Parent would be at a lower purchase price previously offered by Parent and that Parent would make any such future proposal only after publication of the purported KIF6 manuscript.

Throughout July and early September 2010, Parent and the Company continued to exchange due diligence information. During this time, representatives of senior management of Parent, including Dr. Mohaptra, and senior management of the Company, including Ms. Ordoñez, continued discussions regarding Parent’s reasons for withdrawing its consideration of a strategic transaction and potential alternative strategic arrangements between the two companies, including a potential transaction involving the Company’s wholly owned subsidiary, Berkeley HeartLab, Inc. (“BHL”) and licensing arrangements with respect to certain proprietary tests of the Company. Parent affirmed its intention not to proceed with a proposed acquisition of the Company while the purported KIF6 manuscript was outstanding and in light of uncertainty in sample volume and revenue at BHL.

During July 2010, Ms. Ordoñez contacted the Chief Executive Officer of Bidder A to assess Bidder A’s interest in re-engaging in discussions regarding a proposed strategic transaction. The Chief Executive Officer of Bidder A indicated to Ms. Ordoñez that any renewed offer by Bidder A would be at a lower price than proposed by Bidder A in May 2010. The Special Committee received an update from Ms. Ordoñez on her discussions with Parent and Bidder A in telephonic meetings held on July 14 and July 16, 2010 with representatives of Latham in attendance.

At a telephonic meeting of the Company Board held on July 22, 2010, the Board and members of the Company’s senior management discussed alternative strategic plans for the Company in light of the recent developments with Parent and Bidder A. In light of recent events and the Company’s review of alternative strategic plans, the Company instructed Latham to update its review of legal, tax and other analyses with respect to potential deal structures pursuant to which the Company’s drug assets would be separately valued, including, potential structures pursuant to which Company stockholders would receive interests in a trust that held the drug assets or, in connection with a strategic transaction, would receive a contingent value right (or similar structure) with respect to future realization of proceeds from the drug assets of the Company. Latham’s update of these potential structures was subsequently discussed with Mr. Green and Mr. Milsten and subsequently presented at the Company Board meeting held on August 19, 2010.

During the end of July 2010, Ms. Ordoñez contacted senior management of another company, Bidder D, regarding a potential sale of the Company’s lab services business segment and BHL. Ms. Ordoñez engaged in subsequent periodic discussions with Bidder D regarding a proposed sale of BHL from the end of July 2010 through October 2010.

On August 3, 2010, in connection with issuing its financial results for the second quarter of fiscal 2010, the Company reduced its full year 2010 revenue guidance from $145.0 million -155.0 million to $135.0 million -145.0 million.

At an in-person meeting of the Company Board held on August 19, 2010 with representatives of Credit Suisse, Latham and members of the Company’s senior management present, the Board discussed the strategic options available to the Company, including the sale of one or more business segments of the Company. At the meeting, representatives of Latham presented their review with respect to potential deal structures pursuant to which the Company’s drug assets would be separately valued. After extensive discussion, the Company Board recommended that Ms. Ordoñez initiate contact with Bidder C regarding a proposed transaction involving the Company’s Products business. Bidder C had previously verbally expressed interest in acquiring the Company’s Products business but had not submitted a written preliminary indication of interest in April 2010. During the following week, Bidder C expressed verbal interest to the Company regarding an acquisition of the Company’s Products business for a purchase price of $125.0 million to $165.0 million based on its review of non-confidential information of the Company. Bidder C indicated that any proposed transaction involving the

Company’s Products business would be conditioned upon the Company securing access to a next generation sequencing platform to support a future generation of products in the Products business.

On August 25, 2010, Ms. Ordoñez made an in-person presentation to a representative of Bidder C regarding a potential transaction involving the Company’s Products business. Bidder C executed a confidentiality agreement with the Company and moved into formal diligence regarding the Company’s Products business in early October.

At a telephonic meeting of the Special Committee on August 31, 2010, with representatives of Credit Suisse and Latham present, members of the Company’s senior management provided an update to the Special Committee regarding the recent meeting and conversations with representatives of Bidder C. Representatives of Credit Suisse updated the Special Committee on additional potential bidders that Credit Suisse planned to contact with respect to a potential strategic transaction.

On September 9, 2010, members of the Company’s senior management held a second in-person management presentation at Bidder A’s facilities. The presentation was limited to a discussion of BHL and the Company’s cardiovascular pipeline.

On September 9, 2010, the Company and Bidder D executed a confidentiality agreement. Bidder D received an electronic copy of the Company’s management presentation on September 21, 2010.

Throughout the month of September 2010, Credit Suisse contacted three additional potential bidders regarding a proposed transaction involving a sale of the Company or a sale of its businesses, including Bidder E. Two of the three potential bidders declined interest shortly thereafter.

On September 28, 2010, at a telephonic meeting of the Special Committee with members of the Company’s senior management and representatives of Credit Suisse and Latham present, Ms. Ordoñez and representatives of Credit Suisse summarized for the Special Committee the discussions with potential bidders during the preceding weeks, including discussions with Bidder C and Bidder D.

In October 2010, Bidder D withdrew its interest in a proposed strategic transaction with the Company.

From October 2010 through February 2011, Bidder C continued its due diligence investigation of the Company’s Products business.

On October 7, 2010, a KIF6 meta-analysis and a critical editorial were published online by the Journal of the American College of Cardiologists.

On November 3, 2010, in connection with issuing its financial results for the third quarter of fiscal 2010, the Company reduced its full year 2010 revenue guidance from $135.0 million-145.0 million to $129.0 million – 134.0 million. During a conference call held later that day to discuss the Company’s financial results for the third quarter of fiscal 2010, in addressing the Company’s efforts to address the issues facing the Company’s business, Ms. Ordoñez stated that the Company had been actively engaged in partnering discussions for the previous six months and intended to continue to look at strategic alternatives for part of, or all of, the Company’s business.

On November 11, 2010, members of the Company’s senior management, representatives of Credit Suisse and representatives of Bidder E held an in-person meeting at the offices of Credit Suisse located in New York, New York to discuss a potential strategic transaction.

On November 22, 2010, Parent delivered a written non-binding offer letter to the Company proposing to acquire the Company at a purchase price of $7.00 per Share in cash. The following day, the Special Committee convened a telephonic meeting and discussed Parent’s offer with members of the Company’s senior management, representatives of Credit Suisse and Latham present.

In early December 2010, Bidder E indicated to Credit Suisse that it was withdrawing from the process and further discussions regarding a proposed strategic transaction.

On December 13, 2010, the Company Board met telephonically with members of the Company’s senior management and representatives of Latham and Credit Suisse in attendance. Members of senior management of the Company updated the Company Board regarding the Company’s preliminary operating plan for fiscal year 2011 and the underlying assumptions and risks underlying the plan. Following that presentation, representatives of Credit Suisse updated the Company Board on the proposal received from Parent on November 22. Following extensive discussion, the Company Board authorized representatives of Credit Suisse to indicate to Parent that the price was inadequate and that the proposed transaction should be structured such that the Company’s drug assets would be separately valued.

In mid December 2010, Parent indicated to the Company that it declined to continue negotiations with the Company regarding a proposed strategic transaction.

On January 4, 2011, Dr. Mohapatra telephoned Ms. Ordoñez to convey Parent’s continued interest in the Company. Ms. Ordoñez noted during this discussion that, were the parties to reach an agreement, the drug assets of the Company should be carved out. The Special Committee met telephonically that same day and received an update from the Company’s senior management on discussions with Bidder C and Parent. During the meeting, the Special Committee also discussed potential research partnering activities that might be available to the Company.

On January 5, 2011, a representative from PricewaterhouseCoopers LLC, the Company’s independent registered public accounting firm (“PWC”), first discussed with Alfred Merriweather, the Chief Financial Officer of the Company, a potential question as to whether certain amounts previously included as bad debt expenses as a component of selling, general and administrative expenses should instead be classified as a reduction in revenues (the “Reclassification Matter”). PWC confirmed on January 7, 2011 that the Company would need to review its accounting with respect to the Reclassification Matter in light of the Financial Accounting Standards Board Accounting Standards Codification Topic 954, Health Care Entities (“ASC 954”). At this time, the Company was not able to estimate the scope of any potential impact of the Reclassification Matter. Additional accounting data generation and analysis would need to be implemented by the Company before the scope of such impact could be assessed. Accordingly, the Company promptly began the work required, under the supervision of Mr. Merriweather, to retrieve the necessary data from its historical databases in order to begin the Company’s data analyses and review of the impact of ASC 954 on relevant Company historical financial information. Because the Reclassification Matter raised only the question of whether amounts should be recorded as bad debt expense or a reduction in revenue, any resulting accounting change would not have affected net income / (loss) or net income / (loss) per share in prior periods, regardless of the magnitude of any change.

On January 18, 2011, following a preliminary high-level assessment of the potential application of ASC 954 to the Company’s historical financial information, Mr. Merriweather sent Mr. Ayers, chair of the Audit and Finance Committee of the Company Board (the “Audit Committee”), an email outlining the potential Reclassification Matter. At this time, it was still not yet possible to determine the scope of any impact to the Company’s historical financial information as the required data retrieval and analyses were still underway. On January 24, 2011, Mr. Merriweather and Mr. Ayers discussed the status of the Company’s ongoing analysis and review of the matter.

On January 27, 2011, Parent delivered a written non-binding offer to the Company proposing to acquire the Company at a purchase price of $7.75 per Share in cash. At a telephonic meeting of the Special Committee held on January 31, 2011 with members of the Company’s senior management and representatives of Credit Suisse and Latham present, the Special Committee discussed Parent’s offer and resolved to discuss Parent’s offer at the upcoming regularly scheduled meeting of the Company Board to be held on February 3 and February 4, 2011.

In February 2011, members of the Company’s senior management and representatives of Bidder C continued discussions regarding a proposed sale of the Company’s Products business. Bidder C indicated that any such proposed transaction would be at a purchase price of $125.0 million to $145.0 million in cash.

At the regularly scheduled meeting of the Company Board at the Company’s offices in Alameda, California on February 3, 2011, the Board discussed Parent’s recent offer with members of the Company’s senior management and representatives of Credit Suisse and Latham. The Board also received an update from Company’s senior management regarding discussions with Bidder C with respect to a proposed sale of the Company’s Products business. After extensive discussion, which included a review of the potential sale of the Company’s Products business, the Board determined that the Company’s senior management should proceed with a potential strategic transaction for an acquisition of the Company, rather than also continuing to pursue a potential strategic transaction for an acquisition of the Products business.

On February 4, 2011, the Audit Committee (along with additional members of the Company Board, including Mr. Green) met in-person with representatives of PWC and members of the Company’s senior management, including Ms. Ordoñez, Mr. Merriweather and Mr. Milsten, to review the Reclassification Matter. At this time, the Company and PWC confirmed that it was not yet possible to determine the extent of any potential impact to the Company’s historical financial information as the required data retrieval and analysis was still ongoing. Company management indicated that based on its preliminary assessment, it believed that any related impact would be of a level of materiality as to require some revision to the Company’s historical financial information, but the impact did not appear to be likely to require a restatement. The Company’s senior management and PWC committed to continued expeditious analysis and to provide periodic updates to the Audit Committee and Company Board, as applicable.

During the week of February 7, 2011, Ms. Ordoñez and Mr. Green met with Dr. Mohapatra, Robert Hagemann, Senior Vice President and Chief Financial Officer of Parent, and Mr. Shorten at Parent’s offices located in Madison, New Jersey to discuss potential deal structures pursuant to which the Company’s drug assets would be separately valued, including, for example a structure pursuant to which the Company stockholders would receive (i) per Share consideration in connection with an acquisition of the Company and (ii) a separate contingent value right (on a per Share basis) with respect to future realization of value from the Company’s drug assets.

On February 11, 2011, Mr. Shorten telephoned Ms. Ordoñez to indicate that Parent would not agree to a transaction that would involve a separate valuation of the Company’s drug assets, such as through the issuance of contingent value rights. Parent indicated that the proposed purchase price of $7.75 per Share in cash set forth in its January 27 offer fully valued the Company and all of the Company’s assets.

At a telephonic meeting of the Special Committee held on February 11, 2011 with members of the Company’s senior management, representatives of Credit Suisse and Latham present, the Special Committee discussed the recent conversations between Mr. Green, Ms. Ordoñez and Parent. After extensive discussion, the Special Committee authorized Mr. Green to deliver a counter offer to Parent of $8.25 per Share in cash for the acquisition of the Company.

During the week following the Special Committee meeting on February 11, 2011, and with the Special Committee’s authorization, Mr. Green and Dr. Mohapatra of Parent engaged in discussions regarding a proposed increase of the purchase price from $7.75 per Share in cash to $8.25 per Share in cash. At a Special Committee telephonic meeting held on February 15, 2011, Mr. Green and a representative from Credit Suisse updated the Special Committee on recent discussions with Parent and Morgan Stanley, respectively. At the meeting, the Special Committee also discussed the potential value of the Company’s drug assets with representatives of Credit Suisse.

On February 17, 2011, Dr. Mohapatra telephoned Mr. Green and indicated Parent’s willingness to proceed with a proposed transaction for the Company at a purchase price of $8.00 per Share in cash. Dr. Mohapatra indicated that the purchase price of $8.00 per Share represented Parent’s “best and final” offer based on Parent’s financial analysis of the Company. Following the telephone discussion, Parent delivered a written non-binding offer letter to acquire the Company at $8.00 per Share in cash. The Special Committee held a telephonic meeting with representatives of Credit Suisse and Latham present the following day to discuss Parent’s proposal and agreed that a meeting of the Company Board would be convened at a subsequent date to discuss Parent’s proposal.

On February 22, 2011, the Company Board met telephonically to discuss Parent’s proposal and Parent’s requirement that the execution of a definitive merger agreement be conditioned upon (i) execution of an employment agreement with Ms. Ordoñez and offer letters with certain other members of the Company’s management and (ii) receipt of confirmation from Abbott that following the closing of the proposed transaction, neither Parent nor any of its affiliates (other than the Company) would be subject to certain provisions of the Abbott Agreements. At the meeting, representatives from Latham reviewed with the Board its fiduciary duties in connection with a proposed sale of the Company and representatives from Credit Suisse provided a presentation evaluating Parent’s proposal. Following extensive discussion, the Company Board, by affirmative vote of all members present at the meeting, unanimously authorized Company management to continue negotiations and discussions with Parent regarding final due diligence requests and finalization of the definitive transaction agreements.

During the following two weeks, the Company renewed discussions with Abbott regarding a letter agreement amending certain terms of the Abbott Agreements. During this time period, Parent, Shearman and Morgan Stanley continued their due diligence review of the Company.

On February 28, 2011, Latham and Shearman held a conference call to discuss certain outstanding legal due diligence matters.

On March 1, 2011, at a telephonic meeting of the Special Committee, representatives of Latham presented an overview of the Company’s management neutrality policy with respect to discussions with Parent regarding employment arrangements with Parent. The Special Committee noted that the highest price per Share that Parent was willing to pay had been determined and would not be affected by any discussions with management concerning employment arrangements. Following the presentation by Latham and discussion, the Special Committee, on behalf of the Company Board, authorized Company’s management to engage in discussions with Parent regarding employment arrangements in connection with the proposed transaction.

During the first week of March 2011, the Company, Latham, Shearman and Parent participated in due diligence calls pertaining to tax, litigation and other matters.

On March 2, 2011, Shearman delivered a revised proposed draft of the merger agreement to Latham. On that same day, members of senior management of Parent visited the Company’s offices located in Alameda, California to conduct additional due diligence.

From March 3, 2011 through March 17, 2011, Latham and Shearman continued to negotiate and finalize the draft merger agreement and draft disclosure schedules. During this time, the Company, Parent and Abbott, with representatives from Latham and Shearman, continued to negotiate and finalize the letter agreement amending certain terms of the Abbott Agreements. Ms. Ordoñez, Mr. Arata, Mr. Mercer and Dr. Zoccoli, together with separate legal counsel, continued to negotiate and finalize the terms of their employment agreement and offer letters with Parent, as applicable, in accordance with the Company’s management neutrality policy. During this period, Mr. Merriweather continued the process of completing the audit of the Company’s financial statements and the preparation of the Company’s 2010 Annual Report on Form 10-K (the “Form 10-K”) for filing with the SEC.

On March 4, 2011, the Audit Committee (along with additional members of the Company Board, including Mr. Green) met telephonically with representatives of PWC, Latham and members of the Company’s senior management, including Ms. Ordoñez, Mr. Merriweather and Mr. Milsten, for an update and review of the Reclassification Matter. The participants discussed the potential that the Reclassification Matter would require a revision or restatement of certain Company historical financial information, primarily with respect to the Company’s consolidated financial statements for the year ended December 2009 and earlier periods.

On March 8, 2011, representatives of PWC first advised Mr. Merriweather that PWC would be reviewing the timing of a bad debt charge originally recorded in the second quarter of fiscal 2009, and assessing whether all or a portion of the charge should be recorded in prior periods (the “Bad Debt Charge Timing Matter”). PWC also indicated that the impact of the Reclassification Matter might require a restatement of certain of the Company’s historical financial information, but that such determination could not be completed until additional requested analysis from the Company was complete. The Company continued to analyze and review the Reclassification Matter and Bad Debt Charge Timing Matter with PWC.

On March 9, 2011, the Audit Committee (along with additional members of the Company Board, including Mr. Green) held a telephonic meeting with members of the Company’s senior management, including Ms. Ordoñez, Mr. Merriweather and Mr. Milsten, in order to review these accounting issues. The Audit Committee and Mr. Green (on behalf of the Special Committee) directed Company management and its advisors to continue to engage with Parent and its advisors regarding the proposed transaction with Parent.

On each of March 11 and 13, 2011, the Company’s senior management (along with additional members of the Company Board, including Mr. Green) conducted a telephonic update call with representatives of PWC to discuss ongoing analysis in order to make a final determination with respect to the impact of the Reclassification Matter and the Bad Debt Charge Timing Matter, as well as the related timing of completing the audit of the Company’s consolidated financial statements and preparation of the Form 10-K. On March 11, 2011, the Company filed a Form 12b-25 with the SEC requesting a 15 calendar day extension to file its Form 10-K. The Company indicated that the delay in filing had been caused by an analysis of certain accounting issues that impacted bad debt expense primarily in the Company’s consolidated financial statements for fiscal 2008 and 2009. On March 14, 2011, representatives of PWC advised Mr. Merriweather that PWC did not believe that there was sufficient evidence to support a conclusion that the Bad Debt Timing Charge Matter would not require a restatement of the Company’s prior period consolidated financial statements. After discussion, the Company ultimately determined that a restatement was required and the Company thereafter began to perform additional data analyses and finalize the analysis of specific data in order to confirm the applicable amounts and periods affected. On March 14 and 16, 2011, members of the Audit Committee and the Special Committee met telephonically with the Company’s senior management, including Ms. Ordoñez, Mr. Merriweather and Mr. Milsten, to discuss these updates and the ultimate determination that a restatement of certain previously reported financial statements would be required in order to correctly classify amounts in the Company’s consolidated statements of operations as a reduction in revenue, as impacted by the Reclassification Matter and the Bad Debt Charge Timing Matter.

On each of March 9, 14, and 16, 2011, Mr. Merriweather reviewed the status of the preparation of the Company’s consolidated financial statements and the Form 10-K in teleconferences with representatives of Parent’s finance, legal and business development teams. Mr. Merriweather provided specific status updates regarding the ongoing review and determinations with respect to the potential restatements currently in process with the Company and its independent accountants. The Audit Committee and the Special Committee of the Company Board were regularly apprised by Ms. Ordoñez and Mr. Merriweather of the status of these communications. Representatives from Shearman and Latham concurrently discussed the impact of these events on the proposed transaction, and Shearman communicated that Parent would not be willing to enter into the transaction until the Form 10-K had been reviewed by Parent and filed with the SEC.

On March 17, 2011, the Company Board convened telephonically to consider approval of the Merger Agreement and related issues. At the meeting, representatives of Latham advised the Board with respect to its fiduciary duties in connection with a sale to Parent and reviewed the terms of the proposed definitive merger agreement with the Board. Also at this meeting, representatives of Credit Suisse reviewed with the Company Board its financial analyses of the consideration to be received by the holders of Shares pursuant to the Merger Agreement and delivered to the Company Board an oral opinion (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement (other than dissenting shares and shares held by Parent and its affiliates) was fair, from a financial point of view, to such stockholders. See discussion below under the heading “Opinion of the Company’s Financial Advisor.” Following further discussion, and after consultation with its financial advisor and counsel, the Company Board (i) determined by unanimous vote of those members present and voting on such matters that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, (ii) authorized and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by applicable law, vote their Shares to adopt the Merger Agreement.

Later that evening, Abbott and the Company executed the letter agreement and Ms. Ordoñez, Mr. Arata, Mr. Mercer and Dr. Zoccoli executed the employment agreement and offer letters with Parent, as applicable, with such employment agreement and offer letters effective upon the closing of the proposed transaction with Parent. The Company filed the Form 10-K with the SEC.

Thereafter, the Company, Parent and Purchaser executed the Merger Agreement on the terms approved by their respective boards of directors. The transaction was announced in a joint press release issued by the Company and Parent prior to the opening of the financial markets on March 18, 2011.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, recommending that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, vote their Shares in favor of the adoption and approval of the Merger Agreement in accordance with the applicable provisions of the DGCL, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisors and reviewed and considered a range of factors. The Company Board also consulted with outside legal counsel regarding the Board’s fiduciary duties, legal due diligence matters, and the terms of the Merger Agreement and related agreements. Based on these consultations, and the factors and the opinion of Credit Suisse discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Purchaser was fair to and in the best interests of the Company’s stockholders.

The following discussion includes all material reasons and factors considered by the Company Board in supporting its recommendation, but is not, and is not intended to be, exhaustive.

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The Company’s Operating and Financial Condition; Prospects of the Company. Current and historical financial conditions, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, including risks associated with the adoption and utilization of the Company’s tests, coverage and reimbursement practices by third party payors, the impact of general economic market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price;

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Strategic Alternatives. Possible alternatives to the acquisition by Parent (including the possibility of continuing to operate the Company as an independent entity and the desirability and perceived risks of that alternative), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks;

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Market Check. The results of the process that the Company Board had conducted, with the assistance of the Company’s management and the Company’s financial and legal advisors, to evaluate strategic alternatives. The Company Board also considered the ability of other bidders to make, and the likelihood that other bidders would make, a proposal to acquire the Company at a higher price. Based on the results of that process, the Company Board believed that the consideration per Share negotiated with Parent was the highest reasonably attainable;

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Transaction Financial Terms; Premium to Market Price. The relationship of the transaction consideration as compared to the current and historical market prices of the Shares. The consideration to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the market price of the Shares. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the consideration represented a premium of 29% over the closing price per share of the Shares on the NASDAQ Stock Market on March 16, 2011, the last trading day before the execution date of the Merger Agreement, and a premium of 23% over the closing price per Share four weeks prior to the execution date of the Merger Agreement;

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Negotiations with Parent. The course of negotiations between the Company and Parent resulting in improvements to the terms of the Merger Agreement in connection with those negotiations, and the Company Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that Parent was unwilling to provide for any additional consideration based on post-closing activities with respect to the Company’s drug assets, and that these were the most favorable terms to the Company to which Parent was willing to agree;

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Cash Consideration; Certainty of Value. The form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other forms of consideration;

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No Financing Condition. The representation of Parent and Purchaser that they have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition;

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Opinion of the Company’s Financial Advisor. The financial analyses provided by and reviewed and discussed with the Company Board by representatives of Credit Suisse on March 17, 2011, as well as the oral opinion of Credit Suisse rendered to the Company Board on March 17, 2011 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of March 17, 2011 and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement (other than dissenting shares and shares held by Parent and its affiliates) was fair, from a financial point of view, to such stockholders. See Item 4 under the heading “Opinion of the Company’s Financial Advisor” and the full text of Credit Suisse’s written opinion, which is filed as Exhibit (a)(2)(B) and Annex II to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on review undertaken and other matters considered by Credit Suisse in preparing its opinion;

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The Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties, including the termination fee payable by the parties;

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Company Board’s Ability to Accept Superior Transaction. The terms and conditions of the Merger Agreement, including the Company’s ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Company Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $23.45 million. The Company Board was of the view that the termination fee payable by the Company to Parent, if the Merger Agreement is terminated for the reasons discussed in the Merger Agreement, was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company Board entered into a more favorable transaction;

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Likelihood of Completion. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement based on, among other things, the limited number of conditions to Purchaser’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate offer price and consummate the Merger, the relative likelihood of obtaining required regulatory approvals, Parent’s extensive prior experience in completing acquisitions of other companies and the remedies available under the Merger Agreement to the Company in the event of various breaches by Parent or Purchaser;

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Tender Offer Structure. The anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders to receive the consideration in a relatively short time frame, followed by the Merger in which stockholders (other than the Company, Parent and Purchaser) who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

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Appraisal Rights. The fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Company Board also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

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No Stockholder Participation in Future Growth or Earnings, including Future Value Derived from Drug Development Programs Licensed to Others. The nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company; the Company Board specifically considered the risks and potential value associated with the Company’s licensed drug programs, three of which are in early clinical development and one of which is in phase 3 clinical evaluation, together with the complexities associated with monetizing these assets in alternate ways;

•	Effect of Failure to Complete Transactions. If the Offer and the Merger and the other transactions contemplated by the Merger Agreement are not consummated:

•	the trading price of the Shares could be adversely affected;

•	the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company may have lost suppliers, business partners and employees after the announcement of the Offer;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees will have expended considerable time and effort to consummate the transactions.

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Effect of Public Announcement. The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

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Taxable Consideration. The consideration to be received by the stockholders in the Offer and the Merger would be taxable to the stockholders for U.S. federal income tax purposes and any gains from any appraisal proceeding could be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights;

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Interim Restriction in Business. The fact that restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger;

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Interests of the Company Board and Management. The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders. See Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements” above; and

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Control of the Company Board after Consummation of the Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent’s ownership of Shares at the Acceptance Time, subject to payment for such Shares.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The Company Board hereby recommends that the Company’s stockholders accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Certain Financial Forecasts

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. A press release containing the Company’s public guidance as to financial performance for fiscal 2010 was furnished to the SEC on Form 8-K on March 3, 2010. Additional press releases containing updates to the Company’s public guidance as to financial performance for fiscal 2010 were furnished to the SEC on Form 8-K on April 28, 2010, August 3, 2010 and November 3, 2010. No guidance has been provided with respect to fiscal 2011.

In the ordinary course of its operating and budgeting process, the Company prepares certain internal analyses and forecast scenarios with respect to projected financial information in future fiscal years. As customary for year end, the Company prepared and subsequently provided to the Company Board in mid-December 2010 certain preliminary limited financial analyses and forecast scenarios regarding the Company’s possible future operations through fiscal 2015 (the “December 2010 Forecasts”). The December 2010 Forecasts included two scenarios, one in which the Company’s discovery research programs continued to be funded (the “December Discovery Funded 2010 Forecast”) and one in which these programs were significantly curtailed (the “December Base Case 2010 Forecast”). The December 2010 Forecasts were prepared at the direction of the Company Board in connection with its annual budgeting process, and, in connection with its review and consideration of a potential strategic transaction. The December 2010 Forecasts were also presented to Credit Suisse on December 7, 2010 in connection with the Company’s ongoing evaluation of a proposed sale of the Company, and the December Discovery Funded 2010 Forecast was provided to Parent on January 11, 2011 in connection with its financial due diligence review of the Company. During January 2011, the Company prepared an update to the December 2010 Forecasts at the request of the Company Board (i) in order to reflect the Company’s ordinary course annual process of updating preliminary operating and budgeting information between December and February and its broader strategic review of operating expenses and (ii) for use in connection with ongoing review and consideration of a potential strategic transaction. This updated projected financial information, in the form of a single operating plan and budget for review by the Company Board, was approved by the Company Board at its meetings on February 3-4, 2011 (the “February 2011 Forecast”). The February 2011 Forecast was provided to Credit Suisse on January 31, 2011 and, as requested in connection with ongoing diligence in connection with the proposed transaction, the components of the February 2011 Forecast for fiscal 2011 and the entire February 2011 Forecast (through fiscal 2015) were provided to Parent on March 2 and March 14, 2011, respectively.

In connection with the Company’s initial exploration in 2010 of a potential strategic transaction with Parent and other potential purchasers of the Company, the Company provided certain then-current financial forecast information to Parent in March 2010 (the “March 2010 Forecast”). This forecasted information reflected the Company’s then-current business strategy of high-level investment in commercial staffing and programs in order to aggressively pursue market opportunities for its proprietary tests and tests in development. Based on subsequent changes in the general business environment and the Company’s decisions to reduce spending on commercial staffing and programs, the December 2010 Forecasts and the February 2011 Forecast reflected significantly reduced spending and significantly reduced revenue.

The December 2010 Forecasts, February 2011 Forecast and the March 2010 Forecast (together, the “Financial Forecasts”) were prepared for use only by the Company and the Company Board, were distributed to Credit Suisse and Parent for limited diligence and evaluation purposes only, and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance.

The Financial Forecasts reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to acceptance and utilization of the Company’s testing services and diagnostic products, reimbursement practices, economic pressures and the healthcare system generally, and competitive pressures, including disruption to the Company’s business as a result of the departure of sales representatives identified in the now settled litigation with a competitor, the costs of negotiating and implementing the Offer and the Merger and the other factors set forth from time to time in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 25, 2010 and any subsequent Quarterly Reports on Form 10-Q. The assumptions and estimates underlying the Financial Forecasts may not be realized and the Financial Forecasts will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors, officers, directors or representatives considered or consider the Financial Forecasts to be necessarily predictive of actual future events, and the Financial Forecasts should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Financial Forecasts.

In addition, the Financial Forecasts do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer and the Merger. Further, the Financial Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or to any other person regarding the ultimate performance of the Company compared to the information contained in the Financial Forecasts or that the forecasted results contained therein will be achieved, and except as may be required by applicable laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error. The Financial Forecasts are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender its, his or her Shares in the Offer, but because the Financial Forecasts were made available by the Company to the Company Board, Parent and Credit Suisse, as noted herein.

The Company’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Credit Suisse, Parent or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information included in the December 2010 Forecasts is set forth below.

December Discovery Funded 2010 Forecast

In millions (1)	2011E	2012E	2013E	2014E	2015E
Revenues	$150.4	$159.4	$184.7	$205.9	$237.4
Gross Profit	$99.2	$103.7	$122.1	$137.6	$161.2
Total Operating Expenses	$105.1	$106.2	$113.7	$118.4	$125.4
Adjusted EBIT (2)	$(5.9)	$(2.5)	$8.5	$19.2	$35.8

December Base Case 2010 Forecast

In millions (1)	2011E	2012E	2013E	2014E	2015E
Revenues	$150.4	$159.4	$183.6	$203.3	$230.9
Gross Profit	$99.2	$103.7	$121.1	$135.0	$155.5
Total Operating Expenses	$101.4	$99.0	$106.5	$111.1	$117.9
Adjusted EBIT (2)	$(2.2)	$4.7	$14.6	$23.9	$37.5

A summary of the material projected financial information included in the February 2011 Forecast is set forth below. The primary differences between the December 2010 Forecasts and the February 2011 Forecast result principally from the following updated assumptions that were made in the ordinary course of the budgeting process and as a result of the Company’s strategic plan to reduce expenses: the timing of moving under contract with certain third party payors over 2012 to 2014; an increased level of sales of products to Parent and other large reference laboratories in 2014 and 2015; a decreased level of operating expenses expected on a standalone basis throughout the period; and a continuation of the discovery research program funding through 2011, but on a reduced basis therafter.

February 2011 Forecast

In millions (1)	2011E	2012E	2013E	2014E	2015E
Revenues	$150.2	$169.4	$189.0	$215.7	$248.4
Gross Profit	$98.9	$114.3	$127.0	$144.0	$167.9
Total Operating Expenses	$102.8	$96.2	$102.8	$108.8	$114.9
Adjusted EBIT (2)	$(3.9)	$18.1	$24.2	$35.2	$53.0

A summary of the material projected financial information included in the March 2010 Forecast is set forth below. As described above, this forecasted information reflected a then-current business strategy of high-level investment in commercial staffing and programs in order to aggressively pursue market opportunities for its proprietary tests and tests in development. Based on subsequent changes in the general business environment and the Company’s decisions to reduce spending on commercial staffing and programs, the subsequent Financial Forecasts reflected significantly reduced spending and significantly reduced revenue and earnings in the later years of the forecast period.

March 2010 Forecast

In millions (1)	2010E	2011E	2012E	2013E	2014E
Revenues	$156.5	$188.9	$262.5	$380.8	$520.7
Gross Profit	$100.7	$120.5	$175.0	$257.3	$349.6
Total Operating Expenses	$122.2	$134.0	$158.9	$191.9	$229.8
Adjusted EBIT (2)	$(21.5)	$(13.5)	$16.1	$65.3	$119.8

(1)	The Financial Forecasts do not reflect a provision for income taxes or the utilization of net operating losses.
(2)	Adjusted EBIT, or earnings before interest and taxes, that was included in the Financial Forecasts was presented on a non-GAAP basis and excludes certain expenses and other specified items. Among the items included in GAAP earnings but excluded for purposes of determining EBIT on a non-GAAP basis were: amortization of purchased intangible assets; restructuring and employee-related charges, including severance expenses; legal and insurance settlements; and impairment of intangible assets. These measures are not in accordance with, or an alternative for, generally accepted accounting principles, or GAAP, and may be different from non-GAAP financial measures used by other companies.

With regard to our historical financial information made publicly available, we regularly present certain non-GAAP financial measures because they provide useful information to management and investors regarding various financial and business trends relating to our financial condition and results of operations, and when these non-GAAP financial measures are viewed in conjunction with related historical GAAP financial measures, investors are provided with a more meaningful understanding of our ongoing operating performance. In addition, these historical non-GAAP financial measures are among the primary indicators we use, at the time presented, as a basis for evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. With regard to the Financial Forecasts EBIT information shown above, however, we provided forecast information only on a non-GAAP basis as most of the items that would be subject to adjustment under GAAP are not susceptible to being forecast and not practicable to present or adjust.

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions and estimates as to future events and the probability of such events made by the Company’s management, including certain forecasts relating to the commercialization, launch, receipt and timing of regulatory approvals, market size and growth rates, sales and market share, future pricing, levels of costs and operating expenses, licensing and probability of success of the Company’s products, all of which are difficult to predict and many of which are beyond the Company’s control. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. There can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Financial Forecasts. The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that such Financial Forecasts will be predictive of actual future results, and the Financial Forecasts should not be relied upon as such. The Financial Forecasts are forward-looking statements.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase dated March 28, 2011 and filed by Purchaser with the SEC. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied or performed any procedures with respect to the projections of future revenues, net income and free cash flow contained in the Financial Forecasts, nor have they expressed any opinion or given any form of assurance with respect to such information or its reasonableness, achievability or accuracy, and accordingly such registered public accounting firm assumes no responsibility therefor. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 25, 2010 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read to do so.

There can be no assurance that any projections will be, or are likely to be, realized, or that the assumptions on which they are based will prove to be, or are likely to be, correct. The financial projections do not and should not be read to update, modify or affirm any prior financial guidance issued by the Company. You are cautioned not to place undue reliance on this information in making a decision as to whether to tender your shares in the Offer.

Opinion of the Company’s Financial Advisor

The Company retained Credit Suisse to act as its financial advisor and to render to the Company Board an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be paid pursuant to a merger or other acquisition transaction, such as the Offer and the Merger. On March 17, 2011, Credit Suisse rendered its oral opinion to the Company Board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of March 17, 2011, and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received by the holders of Shares pursuant to the Merger Agreement (other than dissenting shares and shares held by Parent and its affiliates) was fair, from a financial point of view, to such stockholders.

Credit Suisse’s opinion was directed to the Company Board and only addressed the fairness from a financial point of view of the $8.00 cash per Share to be received by the holders of Shares pursuant to the Merger Agreement, and did not address any other aspect or implication of the Offer, the Merger or the Merger Agreement. The summary of Credit Suisse’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the written opinion, which is included as Exhibit (a)(2)(B) and Annex II to this Schedule 14D-9 and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. Holders of Shares are encouraged to read this opinion carefully in its entirety. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and they do not constitute, advice or a recommendation to any holder of Shares as to whether such holder should tender any of its Shares pursuant to the Offer or how such holder should act with respect to any matter relating to the Offer or the Merger.

In arriving at its opinion, Credit Suisse:

•	reviewed a draft, dated March 17, 2011, of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company;

•	reviewed a draft of Company’s Annual Report for the fiscal year ended December 25, 2010 as provided by the Company;

•	reviewed certain other information relating to the Company, including the Financial Forecasts, provided to or discussed with Credit Suisse by the Company;

•	met with the Company’s management to discuss the business and prospects of the Company;

•

considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to that of the Company;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have recently been effected; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, including the Financial Forecasts, for the Company provided to or discussed with Credit Suisse by the Company, the management of the Company advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. Credit Suisse also relied on the estimates of the Company’s management as to the tax benefits to the Company from anticipated net operating loss usage and the timing thereof. Credit Suisse also assumed, with the Company’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Offer or the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Offer or the Merger, and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Credit Suisse also assumed that the final form of the Merger Agreement, when executed by the parties thereto, would conform to the draft reviewed by Credit Suisse in all respects material to its analyses. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by the holders of Shares pursuant to the Merger Agreement and did not address any other aspect or implication of the Offer, the Merger or the Merger Agreement or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or the Merger Agreement or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger Agreement, or class of such persons, relative to the consideration to be received by the holders of Shares pursuant to the Merger Agreement or otherwise. Credit Suisse’s opinion did not address the relative merits of the Offer, the Merger or the Merger Agreement as compared to alternative transactions or strategies that might be available to the Company, nor did it address the underlying business decision of the Company to proceed with the Offer and related transactions contemplated by the Merger Agreement. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date, and upon certain assumptions as to future results with respect to certain drug assets which, if different than assumed, would have a material impact on Credit Suisse’s analyses and opinion.

Credit Suisse’s opinion was for the information of the Company Board in connection with its consideration of the Offer, the Merger and the Merger Agreement and does not constitute advice or a recommendation to any holder of Shares as to whether such holder should tender any of its Shares pursuant to the Offer or how such holder should act with respect to any matter relating to the Offer or the Merger Agreement.

In preparing its opinion to the Company Board, Credit Suisse performed a variety of analyses, including those described below. The summary of such valuation analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company or business used in Credit Suisse’s analyses for comparative purposes is identical to the Company or the proposed Offer and Merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable pursuant to the Merger Agreement, which consideration was determined by the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. Credit Suisse’s opinion and analyses were provided to the Company Board in connection with its consideration of the proposed Offer and the Merger and were among many factors considered by the Company Board in evaluating the proposed transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the consideration to be received by the holders of Shares pursuant to the Merger Agreement or of the views of the Company Board with respect to the proposed Offer and the Merger.

The following is a summary of the material valuation analyses performed in connection with the preparation of Credit Suisse’s opinion rendered to the Company Board on March 17, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

Selected Companies Analysis

Credit Suisse reviewed publicly available financial and stock market information for the Company and certain selected healthcare companies organized by principal industry sector. The selected companies, grouped by their principal industry sector, were:

Clinical Laboratories

Quest Diagnostics Incorporated

Laboratory Corporation of America

Genomic Health, Inc.

Bio-Reference Laboratories Inc.

Genoptix, Inc.

Medtox Scientific, Inc.

Products / Capital Equipment

Beckman Coulter Inc.

Bio-Rad Laboratories, Inc.

Affymetrix, Inc.

Trinity Biotech plc

Emerging Diagnostic Products

Gen-Probe Incorporated

Myriad Genetics, Inc.

Cepheid

Luminex Corporation

Although none of the selected companies is directly comparable to the Company, the selected companies were selected because they had publicly-traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Credit Suisse identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to the Company.

Credit Suisse reviewed, among other things, aggregate values of the selected companies, calculated as market capitalization based on closing stock prices as of March 16, 2011 plus total debt less cash and cash equivalents, as a multiple of actual revenue for calendar year 2010 and estimated revenue for calendar years 2011 and 2012 and actual earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2010 and projected EBITDA for calendar years 2011 and 2012. Credit Suisse also reviewed the ratio of share price to actual earnings per share for calendar year 2010 and estimated earnings per share for calendar years 2011 and 2012. Actual and estimated financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Actual and estimated financial data of the Company were based on the Company’s public filings and internal estimates of the Company’s management. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share consideration of $8.00 to be received by the holders of Shares pursuant to the Merger Agreement:

Implied per Share Equity Reference Range for the Company	Per Share Consideration
$5.75 – $8.26	$8.00

Selected Transactions Analysis

Credit Suisse reviewed the transaction values of certain selected publicly-announced transactions involving target companies in the healthcare industry since April 2, 2002 with an aggregate transaction value between $90 million and $6.1 billion. The selected transactions, grouped by their principal industry sector, were:

Selected Clinical Laboratories Transactions

Acquiror	Target
Quest Diagnostics Incorporated	Athena Diagnostics, Inc.
Novartis AG	Genoptix, Inc.
GE Healthcare	Clarient, Inc.
Laboratory Corporation of America	Genzyme Genetics
Welsh, Carson, Anderson & Stowe	Spectrum Laboratory Network
Laboratory Corporation of America	Monogram Biosciences, Inc.
Celera Corporation	Berkeley HeartLab, Inc.
Quest Diagnostics Incorporated	AmeriPath, Inc.
Quest Diagnostics Incorporated	LabOne, Inc.
Laboratory Corporation of America	Dianon Systems, Inc.
Quest Diagnostics Incorporated	UniLab Corporation

Selected Diagnostics Products Transactions

Acquiror	Target
Fujirebio Diagnostics, Inc.	Innogenetics NV
Quidel Corporation	Diagnostic Hybrids Inc.
Qiagen NV	SABiosciences Corporation
Becton, Dickinson & Co.	HandyLab, Inc.
Hologic, Inc.	Third Wave Technologies, Inc.
Solvay Pharmaceuticals S.A.	Innogenetics NV
Roche Holding Ltd	Ventana Medical Systems, Inc.
Qiagen NV	Digene Corporation
Hologic, Inc.	Cytyc Corporation
Inverness Medical Innovations, Inc.	Biosite, Inc.
EQT Partners	Dako Denmark A/S

Although none of the target companies is directly comparable to the Company, the selected transactions were selected because the target companies were deemed to be similar to the Company in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. Except as indicated above, no specific numeric or other similar criteria were used to select the selected transactions and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a transaction involving the acquisition of a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a transaction involving the acquisition of a similarly sized company with less similar lines of business and greater diversification may have been excluded. Credit Suisse identified a sufficient number of transactions after April 2, 2002 for purposes of its analysis, but may not have included all transactions that might be deemed comparable to the Offer and the Merger.

Credit Suisse reviewed, among other things, aggregate values of the selected transactions, calculated as the purchase prices paid for the target companies in the selected transactions plus debt less cash and cash equivalents, as a multiple of last twelve months (“LTM”) revenue and LTM EBITDA. Credit Suisse then applied a selected range of LTM revenue multiples derived from the selected transactions to the Company’s calendar year 2010 actual revenue. Financial data of the selected transactions were based on public filings, press releases and other publicly available information. Financial data of the Company were based on the Company’s public filings. This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share consideration of $8.00 to be received by the holders of Shares pursuant to the Merger Agreement:

Implied per Share Equity Reference Range for the Company	Per Share Consideration
$6.51 – $8.80	$8.00

Credit Suisse also applied multiple ranges based on the selected transactions analysis to corresponding financial data for the Company on a sum-of-the-parts basis, to derive separate implied aggregate value reference ranges for the Company’s clinical laboratory testing service (Lab Services) business segment, on the one hand, and the Company’s products (Products) and corporate services (Corporate) business segments, on the other. Credit Suisse derived an implied aggregate reference range for the Company by adding these ranges together both with and without giving effect to potential revenue generated by the Company’s non-commercial, development stage drug assets. These drug assets include the Company’s agreement with Merck & Co., Inc. for the development of small molecule inhibitors of cathespin K for the treatment of osteoporosis, and royalties and milestone payments associated with the small molecule drug discovery and development programs sold by the Company to Pharmacyclics, Inc., in 2006. The Company’s net cash as of December 25, 2010 was then added to derive an implied equity reference range for the Company. The LTM revenue of the Company’s business segments was based on the Company’s public filings. The per share value of the contribution of the Company’s non-commercial, development stage drug assets was based on the discounted cash flow analysis discussed below. Credit Suisse’s sum-of-the-parts selected transactions analysis indicated the following implied per share equity reference ranges for the Company, as compared to the per share consideration of $8.00 to be received by the holders of Shares pursuant to the Merger Agreement:

	Implied per Share Equity Reference Range for the Company	Per Share Consideration
Lab Services	$1.40 - $2.33
Products & Corporate	$1.04 - $1.79
Cathespin K	$0.61 - $0.72
Pharmacyclics	$0.25 - $0.29
Net Cash	$4.22

Total (excluding drug assets)	$6.66 - $8.34	$8.00
Total (including drug assets)	$7.53 - $9.34	$8.00

Discounted Cash Flow Analysis

Credit Suisse also calculated the net present value of the Company’s free cash flows using the February 2011 Forecast, excluding the impact of stock-based compensation expense, both with and without giving effect to potential revenue generated by the Company’s non-commercial, development stage drug assets. Credit Suisse performed the discounted cash flow analysis on a sum-of-the-parts basis, aggregating the sum of the Company’s interests in: (i) the Company’s existing business segments (Lab Services, Products and Corporate), (ii) the Company’s non-commercial, development stage drug assets and (iii) financial assets consisting of net cash and net operating losses (“NOLs”).

Credit Suisse calculated the present value of the Company’s interest in its existing business segments by (i) applying discount rates based on the Company’s estimated weighted average cost of capital ranging from 13.0% to 15.0% to the estimated Company unlevered, after-tax free cash flow through 2015 and (ii) applying terminal forward multiples of 5.5x to 7.5x to projected Company EBITDA through 2015 (as derived from EBIT set forth in the February 2011 Forecast as adjusted for depreciation and bad debt expense, capital expenditures, changes in working capital items and taxes). The 5.5x to 7.5x multiple range applied to EBITDA was chosen by Credit

Suisse as representative based upon its review of comparable companies. The estimated Company unlevered, after-tax free cash flow through 2015, derived from the EBIT projections set forth in the February 2011 Forecast and based on guidance from Company management with respect to the adjustments for non-cash expenses, capital expenditures and working capital adjustments, was as follows (in millions):

2011	2012	2013	2014	2015

($0.4)	$14.3	$18.7	$24.5	$33.2

Credit Suisse calculated the present value of the Company’s interest in its non-commercial, development stage drug assets based on forecasts of launch dates, peak sales and milestone and royalty payments for the Company’s non-commercial, development stage drug assets by the Company’s management and publicly available research analyst reports. In performing this analysis, Credit Suisse combined traditional discounted cash flow methodology with estimated clinical-trial success rates to yield probability-adjusted after-tax free cash flows related to each drug asset. The probability rates for clinical trial success were derived from a study published in 2002 by the Milken Institute based on data from the Tufts University Center for the Study of Drug Development, and were not based on any judgment with respect to the particular drug assets. These cash flows were discounted at a range of 13.0% to 15.0% based on the Company’s estimated weighted average cost of capital. Credit Suisse chose this range of discount rates as appropriately illustrative based upon its assessment of certain financial metrics for the Company and other companies it deemed comparable.

The Company’s NOLs were included as part of the Company’s financial assets assuming no limitation on their application. Credit Suisse calculated the present value of the tax savings to be derived through the use of the Company’s NOLs through 2020 by applying discount rates ranging from 13.0% to 15.0% based on the Company’s estimated weighted average cost of capital. The Company’s financial assets also include estimated net cash of $353.6 million, including a $26.7 million receivable.

These analyses indicated the following implied per share equity ranges for the Company, as compared to the per share consideration of $8.00 to be received by the holders of Shares pursuant to the Merger Agreement:

	Implied per Share Equity Reference Range for the Company	Per Share Consideration
Excluding drug assets	$6.78 - $7.54	$8.00
Including drug assets	$7.65 - $8.55	$8.00

The shares of the Company for this purpose were calculated on a fully-diluted basis, including all restricted stock units and calculating shares underlying employee stock options using the treasury stock method.

Other Considerations

Credit Suisse compared publicly available research analysts’ one-year forward price targets for the Company’s stock price of $6.00 to $7.00 per share and the Company’s 52-week trading range as of March 16, 2011 of $5.35 to $7.72 with the per share consideration of $8.00 to be received by the holders of Shares pursuant to the Merger Agreement. Credit Suisse also calculated the implied premiums represented by the transaction consideration with respect to the closing price of the Shares on March 16, 2011, as well as the average historical trading prices and the historical closing prices of the Shares prior to March 16, 2011 as follows:

Share Prices	Value	Premium
Price as of March 16, 2011	$6.21	28.8%
Price as of March 10, 2011	$6.19	29.2%
Price as of February 17, 2011	$6.51	22.9%
3-month volume weighted average price as of March 16, 2011	$6.29	27.2%
52-week high (March 28, 2010)	$7.72	3.6%
52-week low (November 4, 2010)	$5.35	49.5%

Credit Suisse noted that such analyses are not valuation methodologies, but were presented merely for informational purposes.

Other Matters

Pursuant to an engagement letter dated March 23, 2010, the Company retained Credit Suisse as its financial advisor in connection with, among other things, the proposed transaction. Under the terms of the engagement letter, the Company will become obligated to pay Credit Suisse a fee upon the closing of the Offer of approximately $8.8 million, of which $250,000 became payable upon execution of the engagement letter and $1.0 million became payable upon the delivery of its written opinion, which is included as Annex II to this Schedule 14D-9, and the remainder of which is contingent upon consummation of the Offer. In addition, the Company has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to its engagement and to reimburse Credit Suisse for its expenses arising out of or relating to the engagement.

Credit Suisse and its affiliates have not provided investment banking services to the Company or Parent for at least four years, and currently are not providing investment banking or other financial services to the Company or Parent or any of their affiliates other than services to the Company in connection with the Offer and the Merger. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent, Purchaser and any other company that may be involved in the transactions contemplated by the Merger Agreement, as well as provide investment banking and other financial services to such companies.

Intent to Tender

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers, directors, subsidiaries and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option, exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the consideration, newly issued Shares. A summary of this irrevocable option is described in Item 8 below under the heading “Top Up Option.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

The Company retained Credit Suisse as its financial advisor in connection with, among other things, the Offer and the Merger. The discussion pertaining to the retention of Credit Suisse by the Company included in Item 4 above under the heading “Background of the Offer; Reasons for the Company Board’s Recommendation—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of the Company Subsidiaries or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of the Company Subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of the Company Subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

Appraisal Rights

Stockholders will not have appraisal rights in connection with the Offer. However, if Purchaser or Parent purchases Shares in the Offer and the Merger is consummated, holders of Shares immediately prior to the Effective Time may have the right pursuant to the provisions of Section 262 of the DGCL (“Section 262”) to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the Merger Consideration or the price per share ultimately paid in any subsequent merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the stockholders concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares) or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and re-file to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Each of the Company and Parent intend to file today a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (New York City time) on April 12, 2011, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC or the Antitrust Division or is extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Litigation

On March 22, 2011, a putative class action lawsuit captioned New Orleans Employees Retirement System v. Ayers, et al. was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that Parent aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involves an unfair price, and inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks compensatory damages and injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

On March 23, 2011, two putative class action lawsuits captioned Hobby v. Celera Corp., et al. and Lauver v. Celera Corp., et al. were filed in the Alameda County Superior Court. The Hobby complaint names as defendants the members of the Company Board as well as the Company and Parent. The Lauver complaint names as defendants the members of the Company Board, the Company, Parent and Purchaser. In both lawsuits, the plaintiffs allege that the Company and its directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claim that Parent aided and abetted those alleged breaches of fiduciary duty. Each of the complaints alleges that the Offer and the Merger involves an unfair price, and inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. Each of the complaints seeks injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations in both complaints lack merit, and will contest them vigorously.

On March 24, 2011, a putative class action lawsuit captioned Ariel Holdings LLC v. Ayers, et al. was filed in the Delaware Court of Chancery. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further claims that the Company, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, and inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks compensatory damages and injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.

Vote Required to Approve the Merger; Short-Form Merger

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top Up Option described below), at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the Minimum Condition has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and may effect the Merger without the affirmative vote of any stockholder of the Company.

Top Up Option

Pursuant to the terms of the Merger Agreement, the Company granted Purchaser an irrevocable option (the “Top Up Option”), exercisable only after acceptance by Purchaser of, and payment for, Shares tendered in the Offer and thereafter upon the terms and conditions set forth in the Merger Agreement, to purchase, for consideration per Share equal to the Offer Price, up to that number of newly issued Shares (the “Top Up Option Shares”) equal to the number of Shares that, when added to the number of Shares owned by Parent and Purchaser immediately following the consummation of the Offer, constitutes one share more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Top Up Option Shares but excluding from Purchaser’s ownership, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee). The Top Up

Option will not be exercisable unless, (i) immediately after such exercise and the issuance of Shares pursuant thereto, Parent and Purchaser then hold of record, in the aggregate, at least 90% of the outstanding Shares (assuming the issuance of the Top Up Option Shares) and (ii) in no event will the Top Up Option be exercisable to the extent the number of Shares issuable upon the exercise of the Top Up Option would exceed the number of the Company’s then authorized and unissued Shares (including Shares held in the treasury of the Company). Parent or Purchaser will pay the Offer Price for the Shares acquired upon exercise of the Top Up Option as follows: (i) the portion of the aggregate purchase price equal to the par value of the Shares acquired upon exercise of the Top Up Option will be paid in cash and (ii) the balance of the aggregate purchase price will be paid (A) in cash, (B) by delivery to the Company of a promissory note having a principal amount equal to the balance of the remaining aggregate purchase price or (C) some combination of the foregoing. The Company, Parent and Purchaser have agreed that in any appraisal proceeding under the DGCL in respect of the Shares, the exercise of the Top Up Option and the delivery of the promissory note in connection therewith will not be given effect in determining the fair value of the Shares. The foregoing summary is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.

Section 14(f) Information Statement

The Information Statement attached as Exhibit (a)(1)(C) and Annex I to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser or Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above under the heading “Arrangements between the Company and Parent —Representation on the Company Board” and in the Information Statement, and is incorporated by reference herein.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 25, 2010 as filed with the SEC on March 18, 2011.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections, statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the Merger Agreement entered into by Parent, Purchaser and the Company on March 17, 2011, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including, among other things, the risk and uncertainty in connection with changes in reimbursement levels established by governmental and third-party payors; changing competitive markets, clinical trial data and regulatory conditions; the Company’s participation in provider networks; healthcare and other legal reforms on the state and federal levels, including Medicare contracting; competition in the healthcare and lab services industries, including competition from Applied Biosystems, Inc. (now Life Technologies); the Company’s ability to collect receivables and bill for its services; the Company’s ability to protect its position with respect to its intellectual property; liabilities relating to the Company’s split-off from Applied Biosystems, Inc. (now Life Technologies); macroeconomic conditions; conditions adversely affecting the Company’s suppliers; the interpretation of the U.S. Food and Drug Administration of the regulations governing the sale of Analyte Specific Reagents; the Company’s scientific discoveries may not be replicated in studies by other investigators, which may negatively impact the acceptance of, or reimbursement for, the Company’s diagnostic products and testing services; the Company’s dependence on Abbott Molecular Inc. to commercialize the Company’s diagnostic products; the disruption to the Company’s business resulting from the departure of sales representatives identified in the now settled litigation with a competitor; payors the Company expects to refund in connection with the Company’s review of the orders for additional testing performed on samples previously received and processed by Berkeley HeartLab, Inc. may make additional claims for money, including penalties, or may seek other remedies; adverse effects on the Company resulting from pending or future lawsuits, private action or government investigation; the additional risks and uncertainties from the restatement of the Company’s consolidated financial statements; the material adverse impact on the Company based on management’s determination that a material weakness exists in the Company’s internal control over financial reporting and the Company’s disclosure controls and procedures; and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 25, 2010. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).*

(a)(1)(C)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9).*

(a)(1)(D)	Joint Press Release issued by the Company and Parent, dated March 18, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2011).

(a)(1)(E)	Summary Advertisement published in The Wall Street Journal on March 28, 2011 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

(a)(1)(F)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).*

(a)(1)(G)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

(a)(1)(H)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).*

(a)(2)(A)	Letter from the Chief Executive Officer of Celera Corporation to Stockholders of Celera Corporation, dated March 28, 2011 (included as Annex IV to this Schedule 14D-9).*

(a)(2)(B)	Opinion of Credit Suisse Securities (USA) LLC, dated March 17, 2011 (included as Annex II to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated March 17, 2011, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2011).

(e)(2)	Confidentiality Agreement, dated as of March 9, 2010, by and between the Company and Parent.

(e)(3)**	Letter Agreement, dated as of March 17, 2011, by and among Celera Corporation, Abbott Laboratories and Abbott Molecular Inc.

(e)(4)	Amendment No. 1 to Celera Corporation Executive Change in Control Plan, as amended and restated, effective December 1, 2010 (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 18, 2011).

(e)(5)	Employment Agreement, dated as of March 17, 2011, by and between Quest Diagnostics Incorporated and Kathy Ordoñez (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

(e)(6)	Offer Letter, dated as of March 17, 2011, by and between Paul Arata and Quest Diagnostics Incorporated (incorporated by reference to Exhibit (d)(6) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

(e)(7)	Offer Letter, dated as of March 17, 2011, by and between Michael Mercer and Quest Diagnostics Incorporated (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

Exhibit Number	Description

(e)(8)	Offer Letter, dated as of March 17, 2011, by and between Michael Zoccoli and Quest Diagnostics Incorporated (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Parent and Purchaser filed with the SEC on March 28, 2011).

(e)(9)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 8, 2008).

(e)(10)	Third Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 18, 2009).

(e)(11)	Form of Indemnity Agreement entered into by Celera Corporation and each member of its Board of Directors (incorporated by reference to Exhibit 10.25 to Amendment No. 4 to the Company’s Registration Statement on Form S-1, No. 333-146457, filed with the SEC on June 12, 2008).

(e)(12)	Form of Indemnification Agreement entered into by Applera Corporation and each member of the Board of Directors of Celera Corporation (incorporated by reference to Exhibit 10.26 to Amendment No. 4 to the Company’s Registration Statement on Form S-1, No. 333-149457, filed with the SEC on June 12, 2008).

*	Included in materials mailed to stockholders of the Company.
**	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Kathy Ordoñez
Name:	Kathy Ordoñez
Title:	Chief Executive Officer

Dated: March 28, 2011

ANNEX I

CELERA CORPORATION

1401 HARBOR BAY PARKWAY

ALAMEDA, CALIFORNIA 94502

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

This Information Statement (this “Information Statement”) is being mailed on or about March 28, 2011 to holders of record of common stock, par value $0.01 per share (the “Common Stock”), of Celera Corporation, a Delaware corporation (the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Spark Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware Corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”). Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent without a meeting of the Company’s stockholders to a majority of the seats on the Company’s Board of Directors (the “Company Board,” the “Board of Directors,” or the “Board”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2011, by and among Parent, Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on March 28, 2011 to purchase all of the issued and outstanding Shares, at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 5:00 p.m. (New York City time) on April 25, 2011, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on March 28, 2011.

Pursuant to the Merger Agreement, upon its terms and subject to the satisfaction or written waiver of certain conditions, following completion of the Offer, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, including Shares issuable upon settlement of restricted stock units and other rights of any kind, contingent or accrued, to receive shares of Common Stock or benefits measured by the value of a number of Shares, granted under the stock plans of the Company (other than Shares that are held in the treasury of the Company or owned of record by any subsidiaries of the Company, all Shares owned of record by Parent, Purchaser or any of their respective directors or indirect subsidiaries, and any Shares owned by stockholders who have properly demanded appraisal for their Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law.

The Merger Agreement provides that, promptly upon acceptance for payment of such number of Shares as represents at least a majority of the then-outstanding Shares (determined on a fully diluted basis as of immediately following the Acceptance Time) pursuant to the Offer (the “Acceptance Time”) and from time to time thereafter, Parent will be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their respective affiliates bears to the total number of Shares then outstanding. The Merger Agreement further provides that Parent will be entitled to designate at least a majority of the directors on the Company Board (as long as Parent, Purchaser and their affiliates beneficially own a majority of the outstanding Shares), provided that prior to the Effective Time, the Company Board will always have at least two members who are not officers, directors, employees or designees of Parent or Purchaser or any of their affiliates (“Purchaser Insiders”).

In connection with the foregoing, after the Acceptance Time, the Company will take all actions as are necessary to enable Parent’s designees to be so elected or designated to the Company Board (including, if necessary, seeking the resignations of one or more existing directors or increasing the size of the Company Board or both) in compliance with applicable law. The Company will use its commercially reasonable efforts to cause persons designated by Parent to constitute the same percentage as persons designated by Parent on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or other similar body) of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement, and the Company will cause such designee to be appointed to the Company Board. If, notwithstanding compliance with the foregoing provisions, the number of directors who are not Purchaser Insiders is reduced to zero, then the other directors on the Company Board will designate and appoint to the Company Board two directors who are not officers, directors, employees or otherwise affiliated with Purchaser or Parent (other than as a result of such designation).

Following the election or appointment of Parent’s designees and prior to the Effective Time, (i) any amendment or termination of the Merger Agreement by the Company, (ii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement and (iii) any waiver or enforcement of any of the Company’s rights or any of the obligations of Parent or Purchaser under the Merger Agreement will require the consent of, or be taken at the direction of, a majority of the directors of the Company then in office who are not Purchaser Insiders (or the approval or direction of the sole director if there is only one director then in office who is not a Purchaser Insider). Following the election or appointment of Parent’s designees and prior to the Effective Time, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the directors of the Company then in office who are not Purchaser Insiders (or the action of the sole director if there is only one director then in office who is not a Purchaser Insider), and such authorization will constitute the authorization of the Company Board, and no other action on the part of the Company, including any action by any other director of Company, will be required to authorize any such action.

After the Acceptance Time, the Company will also, upon Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Marketplace Rule 5615(c) and make all necessary filings and disclosures associated with such status.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the possible appointment of Parent’s designees to the Company Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex I. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Parent, Purchaser and Parent’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be its designees to the Company Board. However, Parent has informed the Company that Parent will choose its designees to the Company Board from the list of persons set forth below (the “Potential Designees”). In the event that additional designees of Parent are required in order to constitute a majority of the Company Board, such additional designees will be selected by Parent from among the executive officers and directors of Parent listed in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Parent has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than April 25, 2011, and that, upon assuming office, Parent’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of March 28, 2011, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is c/o Quest Diagnostics Incorporated, 3 Giralda Farms, Madison, New Jersey 07940. None of the Potential Designees has held any other directorships during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

Name	Age	Current Principal Occupation and Five-Year Employment History
Jon Roger Cohen, M.D.	56	Senior Vice President and Chief Medical Officer, Quest Diagnostics Incorporated (2009–present); Senior Advisor to New York Governor David A. Paterson (2008–2009); Managing Director, Health Industries Services, PricewaterhouseCoopers LLP (2007–2008); Chief Medical Officer, North Shore-Long Island Jewish Health System (2000–2006).

Catherine T. Doherty	48	Vice President, Hospital Services, Quest Diagnostics Incorporated (2008–present); Vice President, Office of the Chairman, Quest Diagnostics Incorporated (2003–2008).

Joan Elizabeth Miller, Ph.D.	56	Senior Vice President, Hospital and Pathology Services, Quest Diagnostics Incorporated (2007–present); Vice President, Hospital Business, Quest Diagnostics Incorporated (2003–2007).

Dermot Victor Shorten	49	Vice President, Office of the Chairman, Quest Diagnostics Incorporated (2008–present); Vice President Booz & Company (April 2008–September 2008); Vice President, Booz Allen Hamilton (1990–April 2008).

Wayne Robert Simmons	55	Vice President, Operations, Quest Diagnostics Incorporated (2007–present); Vice President, Central Region, Quest Diagnostics Incorporated (2004–2007).

GENERAL INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of March 16, 2011, there were 82,155,471 Shares outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, are not the owners of record of any Shares.

CURRENT COMPANY BOARD AND MANAGEMENT

Directors and Executive Officers

The following table sets forth the directors and executive officers of the Company, their ages, and the positions held by each such person with the Company on March 28, 2011:

Name	Age	Position
Paul D. Arata	56	Senior Vice President, Human Resources and Administration
Richard H. Ayers (1)(2)	68	Director
Jean-Luc Bélingard (2)	62	Director
William G. Green	66	Director
Peter Barton Hutt (3)	76	Director
Victor K. Lee	52	Vice President, Chief Intellectual Property Counsel and Assistant Secretary
Michael W. Mercer	57	Senior Vice President, Berkeley HeartLab
Alfred Merriweather	57	Senior Vice President and Chief Financial Officer
Scott K. Milsten	41	Senior Vice President, General Counsel and Corporate Secretary
Gail K. Naughton (1)(3)	55	Director
Kathy Ordoñez	60	Chief Executive Officer and Director
Wayne I. Roe (1)	60	Director
Bennett M. Shapiro (2)(3)	71	Director
Stacey R. Sias	57	Senior Vice President, Business Development and Strategic Planning
Thomas J. White	65	Senior Vice President, Chief Scientific Officer
Michael A. Zoccoli	60	Senior Vice President, Products Group

(1)	Member of the Audit and Finance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.

Executive Officers

Paul D. Arata, age 56, has served as the Company’s Senior Vice President of Human Resources and Administration since August 2009, and previously as Vice President of Human Resources and Administration since February 2008. Prior to joining Applied Biosystems’ Celera Group, Mr. Arata held various human resources positions with Applied Biosystems, Inc. (formerly Applera Corporation and hereinafter referred to as “Applied Biosystems”) from 2001 to 2008, most recently serving as Vice President of Human Resources and Site Services. Prior to joining Applied Biosystems, Mr. Arata held various human resources and administrative and management roles with Charles Schwab & Co., Inc., SBC Communications Inc. and Pacific Telesis Group.

Victor K. Lee, Ph.D., age 52, has served as the Company’s Vice President, Chief Intellectual Property Counsel and Assistant Secretary since August 2009, and previously as Chief Intellectual Property Counsel since July 2008 and as the Company’s Assistant Secretary since November 2008. Dr. Lee served as the Company’s Secretary from July 2008 to November 2008. Dr. Lee joined Applied Biosystems’ Celera Group in July 2001 as Senior Patent Attorney and Licensing Director, and held the position of Vice President and Chief Corporate Counsel between May 2004 and June 2008. Prior to joining the Company, Dr. Lee worked for Roche Molecular Systems as Chief Patent Counsel. He previously held faculty positions in the Department of Medicine at the University of Washington.

Michael W. Mercer, age 57, has served as the Company’s Senior Vice President Berkeley HeartLab (“BHL”) since October 2010. Prior to joining the Company, he was a consultant, before which he was the Chief Commercial Officer for BHL from 2002 to 2008. Mr. Mercer has held several senior marketing and sales positions in other diagnostic companies.

Alfred Merriweather, age 57, has served as the Company’s Senior Vice President and Chief Financial Officer since December 2010. Previously, Mr. Merriweather served as Executive Vice President and Chief Financial Officer of Calypso Medical Technologies, Inc., a privately held medical device company, and has more than 25 years of financial management experience, including service as Chief Financial Officer in a number of laboratory service, medical technology and life sciences companies. Prior to joining Calypso Medical in 2010, Mr. Merriweather served as Chief Financial Officer of Monogram Biosciences, a publicly held molecular diagnostics company. Mr. Merriweather held this position at Monogram Biosciences, and a predecessor company, ACLARA Biosciences, from 2001 to 2009.

Scott K. Milsten, age 41, has served as the Company’s Senior Vice President, General Counsel and Corporate Secretary since August 2009, and previously as Vice President, General Counsel and Corporate Secretary since November 2008. Previously, Mr. Milsten was Deputy General Counsel for Gen-Probe Incorporated, a molecular diagnostics company, between May 2005 and October 2008. Prior to Gen-Probe, Mr. Milsten practiced corporate law with the law firm of Latham & Watkins LLP from 1996 to 2005, where he specialized in mergers and acquisitions and securities offerings for life science and technology companies.

Stacey R. Sias, Ph.D., age 57, has served as the Company’s Senior Vice President, Business Development and Strategic Planning since August 2009, and previously as Chief Business Officer since February 2008. She joined Applied Biosystems’ Celera Group in April 2001 and held various positions, including Vice President, Marketing and Business Development. Prior to this, Dr. Sias was the Vice President of Licensing at Roche Molecular Systems and held various positions within Hoffmann La-Roche. She previously served as a patent agent at Cetus Corporation and as a molecular biologist at Codon Corporation and Genentech, Inc.

Thomas J. White, Ph.D., age 65, has served as the Company’s Senior Vice President, Chief Scientific Officer since August 2009, and previously as Chief Scientific Officer since February 2008. He joined Applied Biosystems’ Celera Group in November 2000 and held various positions, including Vice President, Research and Development. Prior to this, Dr. White was employed by Roche Molecular Systems, where he was Senior Vice President of Research and Development from 1989 to 2000. From 1978 to 1989, Dr. White held various positions at Cetus Corporation, including Vice President of Research and Associate Director of Research and Development.

Michael A. Zoccoli, Ph.D., age 60, has served as the Company’s Senior Vice President, Products Group since August 2009, and previously as General Manager, Products Group since February 2008. He joined Applied Biosystems’ Celera Group in January 2002, and held various positions, including Vice President of Development, Vice President of Development, Instruments Systems and Software, and Vice President of Development and Manufacturing. He previously worked in product development and project management at a number of companies, including Cetus Corporation, Roche Molecular Systems, Applied Imaging Corporation, and Bayer Diagnostics.

Board of Directors

Richard H. Ayers, age 68, has served as a director of the Company since February 2008 and was a director of Applied Biosystems from 1988 until June 2008. He is the retired Chairman and Chief Executive Officer of The Stanley Works (now known as Stanley Black and Decker), a tool and hardware manufacturer. He was an advisor to the Chairman and Chief Executive Officer of The Stanley Works from January 1997 to October 1997 after having served as Chairman and Chief Executive Officer of The Stanley Works from May 1989 to December 1996. Mr. Ayers is a Trustee of MassMutual Select Funds and MML Series Investment Fund. The Company Board believes that the following experience, attributes, and skills, among others, make Mr. Ayers a highly valued member of the Board: accounting and financial expertise; global business experience as a chief executive officer of a public company; leadership attributes and management experience; and professional and educational background.

Jean-Luc Bélingard, age 62, has served as a director of the Company since February 2008 and was a director of Applied Biosystems from 1993 until June 2008. He has served as Executive Chairman of bioMérieux, a French diagnostics company, since January 1, 2011. He previously served as Chairman and Chief Executive Officer of Ipsen S.A., a diversified French healthcare holding company, from January 2002 until October 2010. He previously served as Chief Executive Officer of bioMérieux-Pierre Fabre Group, a diversified French healthcare holding company, from 1999 to December 2001, and as Director General of the Diagnostics Division and a member of the Executive Committee of F.Hoffmann-La Roche Ltd., a healthcare company, from 1990 to 1998. Mr. Bélingard is also a director of Laboratory Corporation of America Holdings, NicOx S.A. (France), and bioMérieux S.A. The Company Board believes that the following experience, attributes, and skills, among others, make Mr. Bélingard a highly valued member of the Board: global business experience as a chief executive officer of several companies in the healthcare space; leadership attributes and management experience; and professional and educational background.

William G. Green, age 66, has served as a director of the Company since July 2008. Mr. Green has been General Counsel and Secretary of the Gordon and Betty Moore Foundation, a private, philanthropic foundation dedicated to advancing environmental conservation and research around the world, since December 2003, and also served as the foundation’s Chief Program Officer — Environmental Conservation from November 2004 until July 2008. He previously served as Senior Vice President, General Counsel and Secretary of Chiron Corporation, a biotechnology company, from 1990 to October 2004 and Senior Vice President and Special Counsel to the President of Chiron from 2004 to 2006. The Company Board believes that the following experience, attributes, and skills, among others, make Mr. Green a highly valued member of the Board: legal expertise and experience relating to corporate governance; experience advising senior management of publicly traded companies; legal expertise and experience relating to biotechnology companies; and professional and educational background.

Peter Barton Hutt, age 76, has served as a director of the Company since August 2008. Mr. Hutt is a senior counsel at the law firm of Covington & Burling LLP and has been an attorney with that firm since 1975. He served as Chief Counsel for the Food and Drug Administration (the “FDA”) between 1971 and 1975. Mr. Hutt is a member of the Institute of Medicine of the National Academy of Sciences and teaches a course on food and drug law each winter term at Harvard Law School. He serves on a number of academic, philanthropic and venture capital advisory boards, and is a director of Xoma Ltd., ISTA Pharmaceuticals, Inc., and Momenta Pharmaceuticals, and several privately held life sciences companies. Additionally, within the last five years, he was a director of Phase Forward Inc., CV Therapeutics, Inc., and Favrille, Inc. The Company Board believes that the following experience, attributes, and skills, among others, make Mr. Hutt a highly valued member of the Board: legal expertise and experience relating to food and drug laws; legal expertise and experience relating to corporate governance; and professional and educational background.

Gail K. Naughton, Ph.D., age 55, has served as a director of the Company since July 2008. Dr. Naughton has been Dean of the College of Business Administration at San Diego State University since August 2002 and Chairman and Chief Executive Officer of Histogen, Inc., a regenerative medicine company, since June 2007. She was Vice Chairman of Advanced Tissue Sciences, Inc. (ATS), a company involved in human-based tissue engineering, from March 2002 to October 2002, President from August 2000 to March 2002, President and Chief Operating Officer from 1995 to 2000, and co-founder and director since inception in 1987. She is also a director of C.R. Bard, Inc. The Company Board believes that the following experience, attributes, and skills, among others, make Dr. Naughton a highly valued member of the Board: global business experience as a chief executive officer and university dean; leadership attributes and management experience, particularly in the biotechnology space; and professional and educational background.

Kathy Ordoñez, age 60, has served as the Company’s Chief Executive Officer, and as a director of the Company, since February 2008. She joined Applied Biosystems in December 2000, and held various positions, including President of Celera Diagnostics LLC, prior to being named to her current position. Prior to December 2000, Ms. Ordoñez was employed by Hoffmann-La Roche, a leading international healthcare company, where she was President and Chief Executive Officer of Roche Molecular Systems from 1991 to 2000. The Company Board believes that the following experience, attributes, and skills, among others, make Ms. Ordoñez a highly valued member of the Board: global business experience as a chief executive officer; leadership attributes and management experience, particularly in the biotechnology space; and professional and educational background.

Wayne I. Roe, age 60, has served as a director of the Company since December 2008. Mr. Roe has been a general partner of DFJ In-Cube Ventures, an early stage medical technology fund, since 2007. From 2001 to 2007, he served as a consultant on life science marketing and pharmacoeconomic strategy. Mr. Roe was the founding Chief Executive Officer and Chairman of Covance Health Economics and Outcomes Services, Inc. from 1988 to 1999 and previously served as Vice President for Economic and Health Policy for the Health Industry Manufacturers Association. He currently sits on the boards of directors of ISTA Pharmaceuticals, Inc. and a number of privately held companies. Mr. Roe also serves on the executive committee of the Maryland Angels Fund. Additionally, within the last five years, he was a director of Favrille, Inc. and Aradigm Corporation. The Company Board believes that the following experience, attributes, and skills, among others, make Mr. Roe a highly valued member of the Board: experience as a chief executive officer; expertise and experience relating to reimbursement, pharma-economics, public policy and market strategy for new medical technologies; and professional and educational background.

Bennett M. Shapiro, M.D., age 71, has served as a director of the Company since May 2008. Dr. Shapiro has been a director and Partner of PureTech Ventures, a venture capital firm specializing in investments in novel therapeutics, medical devices, and research technologies, since August 2003. From September 1990 to July 2003, Dr. Shapiro was Executive Vice President of Merck & Co., Inc., a research-based pharmaceutical company, in charge of Worldwide Basic and Preclinical Research and Licensing and External Research. He is also a director of Momenta Pharmaceuticals, Inc. The Company Board believes that the following experience, attributes, and skills, among others, make Dr. Shapiro a highly valued member of the Board: expertise and experience relating to novel therapeutics, medical devices and research technologies; leadership attributes and management experience; and professional and educational background.

There are no material proceedings in which any director or officer of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among the directors and executive officers of the Company.

Board Leadership Structure

The Company Board is composed of seven independent directors and Kathy Ordoñez, the Company’s Chief Executive Officer. One of the Company’s independent directors, William G. Green, serves as the Company’s non-executive Chairman of the Board. Each of the Company Board’s three standing committees (each, a “Committee,” and together, the “Committees”) is composed of independent directors. The Company Board believes that its largely independent membership provides useful oversight and allows the Board to fulfill its duties effectively. With respect to the Chairman and Chief Executive Officer positions, the Company Board believes that it is presently beneficial to the Company to have those roles separated. The Company Board conducts an annual evaluation to determine whether the Committees are functioning effectively and whether the current Board leadership structure continues to be appropriate.

Director Independence

The Company Board has affirmatively determined that each of the non-employee directors is independent and that each director who serves on its Committees is independent, as such term is defined by rules of NASDAQ and the SEC.

Meetings of the Board and Committees

There were 15 Company Board meetings and 23 Committee meetings during the year ended December 25, 2010. Each director, other than Mr. Bélingard, attended at least 75% of the meetings of the Company Board and each director attended at least 75% of the meetings of the Committees on which he or she served. During the year ended December 25, 2010, Mr. Bélingard recused himself from certain meetings of the Company Board and thus attended 73% of the meetings of the Board. Each director is expected to attend meetings of the Company Board and all Committees on which the director sits. In addition, directors are encouraged to attend annual meetings of stockholders in order to provide stockholders with an opportunity to communicate with directors about issues affecting us. All of the Company’s directors were in attendance at the Company’s 2010 annual meeting of stockholders.

Board Committees

The Company Board has established three committees to assist it in carrying out its responsibilities: an Audit and Finance Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Board may also establish other committees from time to time.

Each Committee operates under a written charter, copies of which are available in the Corporate section of our website at www.celera.com under the heading “About Us — Corporate Governance — Committee Charters.” The Committee charters are also available in print to any stockholder on request to: Secretary, Celera Corporation, 1401 Harbor Bay Parkway, Alameda, California 94502.

Audit and Finance Committee. The Audit and Finance Committee, which was established by the Company Board in accordance with Section 3(a)(58)(A) of the Exchange Act, oversees accounting, finance, and internal control matters. The Committee is responsible for the appointment, compensation, evaluation, and oversight of the work of our independent registered public accounting firm for the purpose of preparing or issuing an audit report or performing other services. In addition, the Committee, among other things.

•	reviews and approves the scope, plan and fees of audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviews with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements; and

•	reviews our significant financial policies, strategies and commitments.

The Committee also reviews and approves all related party transactions pursuant to a Related Party Transaction Policy described in more detail below. Each member of the Audit and Finance Committee is independent as defined by the rules of NASDAQ and also satisfies the independence requirements for members of audit committees prescribed under the Sarbanes-Oxley Act of 2002. Each member of the Audit and Finance Committee meets NASDAQ’s financial literacy requirements, and the Board of Directors has determined that Mr. Ayers is an “audit committee financial expert” within the meaning of the applicable regulations and standards. The Audit and Finance Committee met eleven times during the year ended December 25, 2010. The members of the Audit and Finance Committee are Richard H. Ayers, Gail K. Naughton, Ph.D., and Wayne I. Roe, with Mr. Ayers serving as chair.

Compensation Committee. The Compensation Committee oversees compensation policies and practices for our officers and other members of senior management, including salary, bonus, and incentive awards. The details of the processes and procedures that we use in the consideration and determination of executive compensation are described below under “Compensation Discussion and Analysis.” The Compensation Committee met six times during the year ended December 25, 2010. The members of the Compensation Committee are Jean-Luc Bélingard, Richard H. Ayers and Bennett M. Shapiro, M.D., with Mr. Bélingard serving as chair. Each of Mr. Bélingard, Mr. Ayers, and Dr. Shapiro, is an independent member of the Company Board as defined by the NASDAQ listing standards.

The Compensation Committee retains an independent compensation consulting firm to assist it in identifying appropriate peer companies for consideration in its analysis of officer compensation, preparing executive compensation analyses, and providing ongoing advice to the Compensation Committee as requested.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee evaluates our Board’s effectiveness and generally takes a leadership role in advising the Board on corporate governance and related matters. The Nominating and Corporate Governance Committee is also responsible for the general oversight of the Company’s ethical conduct and compliance with laws and regulations applicable to our business. The Nominating and Corporate Governance Committee met six times during the year ended December 25, 2010. The members of the Nominating and Corporate Governance Committee are Gail K. Naughton, Ph.D., Peter Barton Hutt and Bennett M. Shapiro, M.D., with Dr. Naughton serving as chair. Each of Dr. Naughton, Dr. Shapiro and Mr. Hutt are independent as defined by the NASDAQ listing standards.

The Nominating and Corporate Governance Committee also assists the Company Board in identifying individuals qualified to serve as members of the Company Board and with management succession planning. Final approval of the nomination of a new nominee to the Company Board is determined by the full Board. The Nominating and Corporate Governance Committee considers nominations for directors recommended by members of the Board, Company management, stockholders, and other sources.

Board Role in Risk Oversight

Our management performs day-to-day assessment of the risks faced by the Company, including financial risk, strategic risk, operational risk, and legal and compliance risk. The Board of Directors is responsible for overseeing management in its assessment and management of those risks, and the Board takes an active role in that regard. At meetings, the Company Board reviews with management the Company’s business and strategies, the risks involved, and management’s approach to managing those risks.

In addition, in accordance with its charter, the Audit and Finance Committee reviews the Company’s policies and guidelines with respect to financial risk assessment and management. Where appropriate, the Audit and Finance Committee is responsible for making recommendations to the Company Board regarding financial aspects of risk management policies and their impact on the Company. The Audit and Finance Committee also regularly discusses with management the Company’s significant financial risk exposures and the actions management has taken to limit, monitor, or control those exposures.

The Nominating and Corporate Governance Committee is charged with reviewing the effectiveness of the Company’s programs and procedures with respect to compliance with laws. In discharging this function, the Nominating and Corporate Governance Committee regularly discusses with management, including the Chief Compliance Officer, significant compliance risks in operating in the healthcare industry and the actions management has taken to limit, monitor or control those exposures.

The Compensation Committee oversees risk management as it relates to our compensation plans, policies and programs in connection with designing (in consultation with management or the Board of Directors), recommending to the Board for approval, and evaluating our compensation programs. The Compensation Committee reviews our compensation programs to ensure that they are designed to encourage high performance, promote accountability and align employee interests with the interests of our stockholders, and has reviewed with management whether our compensation programs may create incentives for our employees to take excessive or inappropriate risks that could have a material adverse effect on the Company.

Compensation Risk Assessment

We conducted a risk assessment of our compensation programs and policies from legal, human resources, financial and risk management perspectives and reviewed and discussed this assessment with the Compensation Committee. Based on this assessment, we concluded that we do not have any compensation programs or practices which would reasonably likely have a material adverse effect on the Company.

In this review, management considered the attributes of our programs, including:

•	the mix of fixed and variable compensation opportunities;

•	the balance between annual and long-term performance opportunities;

•	the alignment of annual and long-term incentive award objectives to ensure that both types of awards encourage consistent behaviors and sustainable performance results;

•	corporate goals and performance metrics tied to key measures of performance that motivate sustained performance, and the controls over these measures; and

•	the Compensation Committee’s ability to consider non-financial and other qualitative performance factors in determining actual compensation payouts.

Director Nomination Process

Process for Identifying and Evaluating Director Nominees. The Company Board is responsible for nominating directors for election at meetings of stockholders or to fill vacancies on the Board. The Company Board has delegated the selection and nomination process to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board, and of management, will be requested to take part in the process as appropriate.

Director Qualifications. The Company Board seeks independent directors who collectively represent a broad range of talent, skill, expertise, and experience. Our Nominating and Corporate Governance Committee is responsible for, among other things, assisting the Company Board in identifying qualified candidates to become Board members. The Company Board and our Nominating and Corporate Governance Committee believe that the following criteria are important considerations for Board candidates: independence in accordance with applicable NASDAQ and SEC rules; personal and professional integrity, ethics, and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance, and other elements relevant to the success of a publicly traded company in today’s business environment; experience in the Company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of the Company’s operations; and practical and mature business judgment, including the ability to make independent analytical inquiries. In identifying potential Company Board member candidates, the Nominating and Corporate Governance Committee and the Board utilize the above criteria and also focus on ensuring that the Board as a whole reflects a mix of experience and backgrounds that will allow the Board to fulfill its responsibilities.

Consideration of Stockholder Nominees for Director. The Nominating and Corporate Governance Committee will consider director candidates who are recommended by our stockholders. Pursuant to our Bylaws, a stockholder who wishes to nominate persons for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) must be a stockholder of record when giving us notice and at the meeting, must be entitled to vote at the meeting and must comply with the notice provisions in our Bylaws. In order to nominate a person for election to the Company Board at an annual meeting, a stockholder’s notice must be provided to our Secretary not less than 90 nor more than 120 days before the anniversary date of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the notice must be delivered, or mailed and received, not earlier than the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made. In order to nominate a person for election to the Company Board at a special meeting, a stockholder’s notice must be delivered to, or mailed and received, by our Secretary not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure of the date of such special meeting was first made. If the number of directors to be elected to the Company Board is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is provided to our Secretary not later than the close of business on the 10th day following the day on which such public disclosure is first made.

Generally, the stockholder’s notice must include the following information for the person making the nomination, the beneficial owner, if different, on whose behalf the nomination is being made, and any affiliate or associate of such stockholder or beneficial owner (together, the “Nominating Person”):

•	name and address;

•	class and number of Company shares owned;

•

disclosure regarding any derivative, swap or other transactions which give the Nominating Person economic risk similar to ownership of Company shares or provide the opportunity to profit from an increase in the price or value of Company shares;

•	any proxy, agreement, arrangement, understanding or relationship that confers a right to vote any Company shares;

•

any agreement, arrangement, understanding or relationship engaged in to mitigate economic risk related to, or increase or decrease the voting power with respect to, or which provides the opportunity to profit from, any decrease in the price or value of Company shares;

•	rights to dividends on Company shares that are separate from the underlying shares;

•	any performance-related fees that the Nominating Person is entitled to based on any increase or decrease in the price or value of any Company shares; and

•

any other information relating to the Nominating Person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act.

The stockholder’s notice must also include the following information for each proposed director nominee:

•	same information as for the Nominating Person (see above);

•	all information required to be disclosed in a proxy statement in connection with a contested election of directors;

•	financial or other relationships during the past three years between the Nominating Person and the nominee and the nominee’s affiliates or associates;

•

a statement as to whether the nominee, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation that will become effective upon the occurrence of the events set forth in our Bylaws; and

•	a signed questionnaire, representation and agreement as set forth in the Bylaws.

Compensation Committee Interlocks and Insider Participation

During the year ended December 25, 2010, the Compensation Committee consisted of Messrs. Bélingard, Ayers, and Dr. Shapiro. None of these members is or has been an officer or employee of the Company, and none of our executive officers serves as a director or member of the compensation committee of another entity that has one or more executives serving on our Board of Directors or Compensation Committee.

In November 2007, we established a collaboration with Societe de Conseils, de Recherche et d’Applications Scientifiques SAS, a wholly owned subsidiary of Ipsen S.A., to develop biomarker and pharmacogenomic tests for patients with growth failure. We have received a total of $1.3 million under this collaboration since its inception. We are eligible to earn additional milestone payments of up to $0.5 million under this collaboration, and as yet undetermined amounts in the event that Ipsen asks us to develop and manufacture reagents for use in the clinical trials of an Ipsen product. Mr. Bélingard, one of our directors, was Chairman and Chief Executive Officer of Ipsen until October 2010.

Communications with Directors

Any stockholder or other interested parties may communicate directly with the Board of Directors or the non-management directors. All communications should be in writing and should be directed to the Company’s Secretary at 1401 Harbor Bay Parkway, Alameda, California 94502. The sender should indicate in the address whether it is intended for the entire Board of Directors, the non-management directors as a group, or an individual director. Each communication intended for the Board of Directors or non-management directors received by the Secretary will be forwarded to the intended recipients subject to compliance with instructions from the Board of Directors in effect from time to time concerning the treatment of inappropriate communications.

Corporate Governance Guidelines

The Company Board has adopted a Code of Business Conduct and Ethics (the “Code of Business Conduct”) that applies to all directors, officers and employees and persons acting on behalf of the Company. If any amendments are made to the Code of Business Conduct or if any waiver, including any implicit waiver, from a provision of the Code of Business Conduct is granted to any of the Company’s executive officers, we intend to disclose the nature of such amendment or waiver on our website at the address specified below.

You can access the Code of Business Conduct, as adopted by the Company Board, in the Corporate section of our website at www.celera.com under the heading “About Us — Corporate Governance — Code of Business Conduct.” Information contained on our website is not incorporated by reference in, or considered to be a part of, this Information Statement. We may post amendments to or waivers of the provisions of the Code, if any, made with respect to any directors and employees on our website.

RELATED PARTY TRANSACTIONS

Related Party Transaction Policy

The Company Board has adopted a written policy governing the review, approval, and ratification of transactions involving the Company and “related parties” (the “Related Party Transaction Policy”). Under the policy, the Audit and Finance Committee reviews the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, and takes into account the conflicts of interest and corporate opportunity provisions of the Company’s Code of Business Conduct and Ethics before approving or disapproving the related party transaction. For purposes of the policy, related parties are defined as directors and nominees for director, executive officers, and immediate family members of the foregoing, as well as security holders known to beneficially own more than five percent of our common stock and immediate family members of such security holders.

Related Transactions with Directors

In November 2007, we established a collaboration with Societe de Conseils, de Recherche et d’Applications Scientifiques SAS, a wholly owned subsidiary of Ipsen S.A., to develop biomarker and pharmacogenomic tests for patients with growth failure. We have received a total of $1.3 million under this collaboration since its inception. We are eligible to earn additional milestone payments of up to $0.5 million under this collaboration, and as yet undetermined amounts in the event that Ipsen asks us to develop and manufacture reagents for use in the clinical trials of an Ipsen product. Mr. Bélingard, one of our directors, was Chairman and Chief Executive Officer of Ipsen until October 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 16, 2011, information concerning the beneficial ownership of our Common Stock by:

•	each person who, to our knowledge, is the beneficial owner of more than 5% of the outstanding Shares;

•	each person who is currently a director of the Company;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Based on information furnished to us or on filings made under the Exchange Act by or on behalf of such person or entity, except as otherwise indicated in the footnotes below, we believe that each person or entity has sole voting and investment power with respect to the shares of Common Stock set forth opposite such person’s or entity’s name. Beneficial ownership is determined in accordance with the rules of the SEC and generally attributes beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. Shares subject to options that are currently exercisable, other vested securities evidencing the right to receive Shares and unvested options or other securities that will vest or be exercisable within 60 days after March 16, 2011, are deemed to be outstanding and beneficially owned by the person holding such options or other securities for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise noted below, the address for each person listed in the following table is: Celera Corporation, 1401 Harbor Bay Parkway, Alameda, California, 94502.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class (7)
5% Stockholders:
FMR LLC	7,467,704	(1)	9.09%
BVF Partners L.P.	4,955,192	(2)	6.03%
BlackRock, Inc.	5,098,731	(3)	6.21%
Senator Investment Group LP	5,000,000	(4)	6.09%
Iridian Asset Management LLC	7,939,287	(5)	9.66%

Directors and Named Executive Officers:
Kathy Ordoñez	797,959		*
Richard H. Ayers	71,570	(6)	*
Jean-Luc Bélingard	69,851		*
William G. Green	50,000		*
Peter Barton Hutt	40,000		*
Gail K. Naughton	40,000		*
Wayne I. Roe	40,000		*
Bennett M. Shapiro	40,000		*
Alfred Merriweather	—		*
Scott K. Milsten	50,115		*
Thomas J. White	178,737		*
Stacey R. Sias	152,379		*
All directors and executive officers as a group (16 persons)†:	1,771,360		2.16%

*	Represents less than 1%.
†	Excludes Ugo DeBlasi, our former Senior Vice President and Chief Financial Officer. Mr. DeBlasi resigned from his employment with the Company effective November 19, 2010.

(1)	This information is based on a Schedule 13G/A filed with the SEC on February 14, 2011 by FMR LLC. The business address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts, 02109. Per the Schedule 13G/A, Fidelity Management & Research Company (“Fidelity”), a wholly owned subsidiary of FMR LLC and an investment adviser to various investment companies, is the beneficial owner of 7,467,704 Shares. The ownership of one investment company, Fidelity Growth Company Fund amounted to 7,464,848 Shares. Edward C. Johnson 3d and FMR LLC, through its control of Fidelity and the funds, have sole power to dispose of the 7,467,704 Shares. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC, and are parties to certain voting agreements. Neither FMR LLC nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the Shares owned by the Fidelity Funds.
(2)	This information is based on a Schedule 13G/A filed with the SEC on February 11, 2011 by Biotechnology Value Fund, L.P. (“BVF”), Biotechnology Value Fund II, L.P. (“BVF2”), BVF Investments, L.L.C. (“BVLLC”), Investment 10, L.L.C. (“ILL10”), BVF Partners L.P. (“BVF Partners”), BVF Inc. (“BVF Inc.”), and Mark N. Lampert (“Lampert”, collectively with BVF, BVF2, BVLLC, ILL10, BVF Partners, BVF Inc. and Lampert, the “BVF Entities”), collectively holding shared voting and shared dispositive power of the 4,955,192 Shares. Mr. Lampert is the sole stockholder, sole director and an officer of BVF Inc. The business address for the BVF Entities is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611. Per the Schedule 13G/A, as the general partner of BVF and BVF2, the manager of BVLLC and the investment advisor of ILL10, BVF Partners may be deemed to beneficially own the 4,955,192 Shares. As the investment advisor and general partner of BVF Partners, BVF Inc. may be deemed to beneficially own the 4,955,192 Shares beneficially owned by BVF Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,955,192 Shares beneficially owned by BVF Inc. Pursuant to a Schedule 13D filed with the SEC on March 23, 2011 by the BVF Entities, the BVF Entities collectively hold shared voting and shared dispositive power of 9,855,392 Shares representing percentage ownership of approximately 12% of the Shares outstanding as of February 25, 2011. Per the Schedule 13D, as the general partner of BVF and BVF2, the manager of BVLLC and the investment adviser of ILL10, BVF Partners may be deemed to beneficially own the 9,855,392 Shares, beneficially owned in the aggregate by BVF, BVF2, BVLLC and ILL10. As the investment adviser and general partner of BVF Partners, BVF Inc. may be deemed to beneficially own the 9,855,392 Shares beneficially owned by BVF Partners. Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 9,855,392 Shares beneficially owned by BVF Inc.
(3)

This information is based on a Schedule 13G/A filed with the SEC on February 3, 2011 by BlackRock, Inc. The business address of BlackRock, Inc. is 40 East 52nd Street, New York, New York, 10022. Per the Schedule 13G/A, BlackRock, Inc. (together with its subsidiaries) has sole dispositive power and sole voting power of the 5,098,731 Shares.

(4)

Based on Schedule 13G/A filed with the SEC on February 11, 2011 by Senator Investment Group LP (“Senator Investment Group”). The business address of Senator Investment Group is 1330 Avenue of the Americas, 26th Floor, New York, New York, 10019. Per the Schedule 13G/A, Senator Investment Group, in its capacity as investment manager, has sole dispositive power and sole voting power of the 5,000,000 Shares.

(5)	Based on Schedule 13G/A filed with the SEC on January 26, 2011 by Iridian Asset Management LLC (“Iridian”), David L. Cohen and Harold J. Levy, collectively holding shared voting and shared dispositive power of the 7,939,287 Shares. Per the Schedule 13G/A, Iridian has direct beneficial ownership of the shares in the accounts for which it serves as the investment adviser, and Messrs. Cohen and Levy may be deemed to possess beneficial ownership of the Shares beneficially owned by Iridian by virtue of their indirect controlling ownership of Iridian, and having the power to vote and direct the disposition of Shares as joint Chief Investment Officers of Iridian. Mr. Levy has direct beneficial ownership of the 8,112 Shares owned by him.
(6)	Includes 7,045 shares of Common Stock held by the Suzanne L. Ayers Living Trust, a trust for the benefit of Mr. Ayers’ wife, of which Mr. Ayers is a co-trustee. Includes 4,725 Shares of Common Stock held by the Richard H. Ayers Living Trust, a trust for the benefit of Mr. Ayers, of which Mr. Ayers is a co-trustee. Does not include 3,386 units representing Shares deferred by Mr. Ayers. No voting power exists with respect to these deferred Shares.
(7)	The percentage of Shares beneficially owned is based on 82,155,471 Shares outstanding as of March 16, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of information provided to us, all persons subject to these reporting requirements filed the required reports on a timely basis during the year ended December 25, 2010.

DIRECTORS’ COMPENSATION AND BENEFITS

Under the Company’s director compensation policy, each non-employee director of the Company is paid a $45,000 annual cash retainer. The Chairman of the Company Board and Committee chairs each receive the following additional cash compensation, which amounts are added to their annual cash retainers: Chairman of the Company Board — $45,000; Audit and Finance Committee — $15,000; Compensation Committee — $10,000; and Nominating and Corporate Governance Committee — $10,000. All of the foregoing annual retainers and other amounts are paid in quarterly installments.

Pursuant to the director compensation policy, each new non-employee director is granted an initial option grant of 30,000 Shares, which vests in three equal annual installments following the date of grant, and an annual option grant of 20,000 Shares, which vests one year after the date of grant. The annual option grant is awarded to directors on the date of our annual meeting of stockholders.

The Company does not pay any additional amounts for attendance at meetings, participation on Committees, or serving as a co-chair of a Committee.

The following table sets forth the compensation we paid to each of our non-management directors during the year ended December 25, 2010:

Director Compensation for Fiscal Year Ended December 25, 2010

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	All Other Compensation (3)	Total Compensation
Richard H. Ayers	$60,000	$62,800	—	$122,800
Jean-Luc Bélingard	$55,000	$62,800	—	$117,800
William G. Green	$90,000	$62,800	—	$152,800
Peter Barton Hutt	$45,000	$62,800	—	$107,800
Gail K. Naughton	$55,000	$62,800	—	$117,800
Wayne I. Roe	$45,000	$62,800	—	$107,800
Bennett M. Shapiro	$45,000	$62,800	—	$107,800

(1)	Represents the amount of the annual retainer and fees for service as Chairman of the Board and Committee chair, as applicable.
(2)	Amounts shown represent the grant date fair value of options granted in the year ended December 25, 2010 as computed in accordance with FASB (ASC) Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 2 to the Consolidated Financial Statements for 2010 contained in our Annual Report on Form 10-K filed with the SEC on March 18, 2011. These amounts do not necessarily reflect the amounts ultimately to be received by the recipient.

The aggregate number of option awards outstanding as of December 25, 2010 for each non-management director was as follows:

Name	Options Outstanding at December 25, 2010
Richard H. Ayers	90,700
Jean-Luc Bélingard	90,700
William G. Green	70,000
Peter Barton Hutt	70,000
Gail K. Naughton	70,000
Wayne I. Roe	70,000
Bennett M. Shapiro	70,000

(3)	In accordance with SEC rules, no amount is included for perquisites and other personal benefits for any director during the year ended December 25, 2010 as the amount, in all cases, was less than $10,000.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The Named Executive Officers for the Year Ended December 25, 2010

Our Named Executive Officers (“NEOs”), for the year ended December 25, 2010 are:

•	Kathy Ordoñez, Chief Executive Officer;

•	Ugo DeBlasi,† former Senior Vice President and Chief Financial Officer;

•	Alfred Merriweather,† current Senior Vice President and Chief Financial Officer;

•	Scott K. Milsten, Senior Vice President, General Counsel and Corporate Secretary;

•	Thomas J. White, Senior Vice President, Chief Scientific Officer; and

•	Stacey R. Sias, Senior Vice President, Business Development and Strategic Planning.

†	Mr. DeBlasi resigned as Senior Vice President and Chief Financial Officer, effective November 19, 2010. Mr. Merriweather was named Senior Vice President and Chief Financial Officer, effective December 20, 2010.

Executive Summary

Our Compensation Committee in 2009 adopted a strong pay-for-performance philosophy designed to align executive’s compensation with our business and stockholders’ interests. We manage our compensation program with the objective of being within the 50th percentile of our peer group, with the ability to earn up to the 75th percentile with annual incentive and equity compensation based on superior performance.

For 2010, we reviewed our base salaries and total compensation against our peer group using our pay-for-performance philosophy and did not make any changes to our executive base salaries or target total compensation for our NEOs.

For 2010, our executives earned annual bonuses based on three equally weighted financial goals of $155,371,000 targeted revenue, $100,535,000 targeted gross profit and $121,867,000 of targeted operating expenses, plus personal performance assessments. Our actual financial performance was $128,169,000 of revenue, gross profit of $81,756,000 and operating expenses of $108,473,000 resulting in our bonus pool funding at 48.8% of target.

After reviewing the benchmark data and considering dilution, cost and share usage, the Compensation Committee decided in early 2010 to award executives’ long-term incentives in 2010 in the form of stock options and performance based restricted stock units, with 50% of the intended value coming from each form of award. In addition, in December of 2010 after reviewing with its compensation consultant the potential retention risks for our employees, the Compensation Committee decided to move our proposed 2011 equity grant forward and to award time based restricted stock units to our employees.

Compensation Philosophy and Overview of our Program

Our compensation philosophy is to align financial rewards with long-term stockholder returns and value. We are committed to the principles inherent in paying for performance and we have structured the compensation program to deliver rewards for exemplary performance and to withhold rewards and impose other consequences in the absence of such performance.

Our compensation programs work together to achieve several key objectives, including the payment of compensation related to company performance and the collective efforts of our employees. In particular, the primary goals of our executive compensation program are to:

•

attract and retain top quality leadership by delivering competitive levels of base salary, short and long-term incentives, and benefits commensurate with the capabilities, depth of experience, and background of the executive, as well as in recognition of their specific contributions to the achievement of the organization’s objectives;

•

reward executives for business performance and results that increase stockholder value. We have implemented variable and equity based programs that deliver rewards commensurate with the effort and achievement of these results;

•

drive and motivate executive behaviors (for example, thinking from the perspective of a stockholder, facilitating the achievement of team goals, making appropriate research and development investment choices, balancing long-term and short-term objectives, managing risk, and creating business continuity) that are aligned with the short and long-term strategies of the business and with stockholder interests; and

•	place an appropriate portion of each executive’s total compensation at risk based on the level of responsibility and impact of the position on the Company’s financial results.

In order to implement this philosophy, we provide our NEOs with base salary, annual bonus incentives and long-term equity awards within the following framework:

•	base salary targeted at the 50th percentile of our peer group;

•

total cash compensation (base salary and annual bonus) targeted at the 50th percentile of our peer group, with stretch/exceptional performance that increases long-term stockholder value targeted up to the 75th percentile; and

•	long-term compensation targeted at the 50th to 75th percentile, depending on dilution and expense constraints.

As these are guidelines, variations occur as dictated by the experience level of the individual, geographical market factors, individual performance, tenure and job criticality.

We also provide executives with employee benefit plans consistent with those provided to other employees of companies of our size and in our industry, which help maintain a competitive total compensation package and help to attract and retain executives.

Competitive Assessment Process

The Compensation Committee evaluated our peer group in 2010. We selected our peer group based on the following criteria:

•	companies that are engaged in the life sciences industry;

•	companies that are generally located in high cost of living areas, so as to reflect similar recruiting landscapes;

•	companies with revenues generally between $100 and $400 million;

•	companies with generally 300 to 1200 employees; and

•	companies with a market capitalization between $175 million and $1.5 billion.

In addition, we also consider whether we compete with such companies for executives and whether the executive officers of such companies provide appropriate benchmarks relative to the specific duties and responsibilities of our executive officers.

Based on this evaluation and the criteria above, the peer companies we selected are set out below:

Company	Location	Industry
Abaxis	Union City, CA	Diagnostic Substances
Affymetrix	Santa Clara, CA	Biotechnology Research Equipment
Alexion Pharmaceuticals	Cheshire, CT	Biopharmaceuticals & Biotherapeutics
Alkermes	Cambridge, MA	Drug Delivery Systems
Auxilium Pharmaceuticals	Malvern, PA	Pharmaceuticals Manufacturers
BioMarin Pharmaceuticals	Novato, CA	Biopharmaceuticals & Biotherapeutics
Cepheid	Sunnyvale, CA	Biotechnology Research Equipment
Exelixis	South San Francisco, CA	Biopharmaceuticals & Biotherapeutics
Genomic Health	Redwood City, CA	Diagnostic Substances
Gen-Probe	San Diego, CA	Diagnostic Substances
Isis Pharmaceuticals	Carlsbad, CA	Biopharmaceuticals & Biotherapeutics
Luminex	Austin, TX	Biotechnology Research Equipment
Myriad Genetics	Salt Lake City, UT	Diagnostic Substances
OSI Pharmaceuticals	Melville, NY	Biopharmaceuticals & Biotherapeutics
Quidel	San Diego, CA	Diagnostic Substances
Regeneron Pharmaceuticals	Tarrytown, NY	Biopharmaceuticals & Biotherapeutics
Santarus	San Diego, CA	Pharmaceuticals Manufacturers
Sequenom	San Diego, CA	Biotechnology Research Equipment
Symyx Technologies	Santa Clara, CA	Technical & Scientific Research Services
The Medicines Company	Parsippany, NJ	Pharmaceuticals Manufacturers
Vertex Pharmaceuticals	Cambridge, MA	Pharmaceuticals Manufacturers

Compared to our peer group, the Company’s rankings were as follows as of the most recent date of analysis:

Competitive Criteria	Percentage Rank
Revenue	45%
Employees	54%
Market Capitalization	13%

Roles and Responsibilities Pertaining to Compensation Management

Kathy Ordoñez, our Chief Executive Officer, with the assistance of Paul Arata, our Senior Vice President of Human Resources and Administration, provides recommendations to the Compensation Committee with regard to compensation philosophy, the structure and design of programs and policies in which our executives may participate, and specific compensation awards for each of our executive officers other than for herself. Ms. Ordoñez performs a performance review of each executive officer, other than herself. The Compensation Committee uses this performance review in determining annual bonuses, as well as long-term incentive grants. Mr. Arata provides compilations of total compensation values and reviews of performance against objectives for the Compensation Committee. Alfred Merriweather, our Chief Financial Officer, prepares information for the Compensation Committee with regard to financial targets and metrics upon which the incentive compensation programs and equity programs are based.

The Compensation Committee is responsible for making decisions regarding our Chief Executive Officer’s compensation and for reviewing and approving her recommendations regarding the compensation of the other executive officers. The Compensation Committee retained Radford Surveys + Consulting (“Radford”) as an independent executive compensation consulting firm. Radford prepares for the Compensation Committee executive compensation analyses and reports and provides ongoing advice as the Compensation Committee deems appropriate. Among other things, in 2010 Radford performed the following services for the Compensation Committee:

•	reviewed the current peer companies to ensure each was still appropriate in analysis of director and officer compensation;

•	provided benchmark data for the Compensation Committee in its review of each element of compensation and overall total compensation opportunities;

•

prepared a competitive analysis for each of our executive officers against executives of our peer group. These included a review of base salary levels, actual short-term incentive levels (i.e., annual bonus), and the value of any long-term and equity compensation in the year of grant; and

•	consulted regarding design of ongoing annual and long-term incentive programs.

Radford also participates in Compensation Committee meetings where the executive compensation analyses and recommendations are discussed. In order to maintain an objective external perspective, Radford does not provide any other services to the Company outside of its support to the Compensation Committee.

Components of Compensation for Our Executive Officers

We utilize compensation programs and elements that are aligned with and support our compensation philosophies. These components work together to provide flexibility to help us manage through change and a dynamic business climate. These compensation programs or elements consist of:

•	base salary;

•	annual incentive compensation;

•	long-term and equity incentive compensation; and

•	benefits and prerequisites.

Base Salary

Base salary is a fixed compensation amount paid during the course of the fiscal year. It is designed to recognize demonstrated mastery of the day-to-day requirements of the position and pay competitive amounts that reflect the individual attributes of each executive officer. Base salaries are generally reviewed annually and are individually determined taking into consideration each executive’s unique set of skills, experience, and level of responsibility.

As discussed above, after reviewing the competitive benchmarking data, the Compensation Committee determined that the base salaries for our NEOs were either at or above the 50th percentile of our peer group and thus, would not be increased for fiscal year 2010. NEOs whose base salaries were above the 50th percentile, would not be decreased, but would not receive salary increases until their base salaries came into alignment with the 50th percentile of market.

Annual Bonus Incentives

Our bonus program is based on the achievement of pre-determined financial and business objectives and also includes a discretionary component to reflect personal performance and contribution. The objective of the program is to provide a competitive and performance based earnings opportunity that fluctuates year to year based on specific short-term business and individual achievements.

Bonuses under our program are determined by the following formula:

Base salary x target bonus percentage x business modifier x personal performance modifier = bonus

Target Bonus Percentage. Based on Radford’s benchmark study of our peer group and an internal determination of the value of the role of each executive officer to the organization, bonus targets for each of our NEOs for 2010 were as follows:

Name	Target Bonus Percentage
Kathy Ordoñez	75%
Alfred Merriweather †	45%
Thomas J. White	60%
Scott K. Milsten	45%
Stacey R. Sias	45%
Ugo DeBlasi *	—

*	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
†	Mr. Merriweather commenced employment with the Company effective December 20, 2010.

Business Modifier. For 2010, the Compensation Committee established threshold, target and out performance goals for three financial goals of revenue, gross profit and operating expense. Each of these goals is weighted equally. No bonus is payable if threshold achievement is not attained. Between threshold and target and between target and out performance the earned payout is calculated based on linear extrapolation. Threshold is set at 80% of targeted goal. Performance above target payout funds is allocated and paid only to high achievers. The threshold, target and out performance goals for 2010 were:

(Dollar amounts in thousands)	Threshold	Target	Out Performance
Revenue	$124,297	$155,371	$186,445
Gross Profit	$80,428	$100,535	$120,642
Operating Expenses	$146,240	$121,867	$ 97,494

Our actual revenue, gross profit and operating expenses for 2010 were $128,169,000, $81,756,000 and $108,473,000 respectively, resulting in the following business modifier calculation:

(Dollar amounts in thousands)	Target	Actual	Percent Achieved	Weight	Earned Payout
Revenue	$155,371	$128,169	82.5%	331/3%	4.2%
Gross Profit	$100,535	$81,756	81.3%	331/3%	2.2%
Operating Expenses	$121,867	$108,473	111.0%	331/3%	42.4%

Total					48.8%

Personal Modifier. Ms. Ordoñez reviewed each NEO other than herself for his or her performance in 2010 based on completion of personal goals and proposed to the Compensation Committee a personal modifier to reflect each NEO’s personal performance and contribution (either positive or negative) to the overall business results.

The personal goals for 2010 for each of the NEOs were:

•

Ms. Ordoñez: provide overall leadership of the Company to ensure corporate and departmental goals are met; oversee implementation of strategic partnering plan as agreed with the Board of Directors; mentor cost effectiveness and medical policy activities for new genetic testing.

•

Dr. White: advance discovery and development of new genetic tests in CVD and oncology; support existing and future tests with publications and cost effectiveness studies; contribute to PMA and Medco study for KIF6.

•	Mr. Milsten: maintain the Company’s corporate governance processes; oversee transactional and litigation matters for the Company; enhance compliance program.

•

Dr. Sias: advance market development and commercialization strategies for CV Genetics; grow domestic and international opportunities; lead BHL marketing effort; implement agreed licensing and M&A activities.

The personal modifiers for each of the NEOs for 2010 were:

Name	Personal Modifier
Kathy Ordoñez	100%
Alfred Merriweather †	100%
Thomas J. White	100%
Scott K. Milsten	110%
Stacey R. Sias	100%

†	Mr. Merriweather commenced employment with the Company effective December 20, 2010 and was funded at target for 2010.

The personal modifiers above reflect the following determinations:

•

Ms. Ordoñez: accomplishment of goals, including provided overall leadership of the Company, ensuring corporate and departmental goals were met; oversee implementation of strategic partnering plan as agreed with the Board of Directors; mentor cost effectiveness and medical policy activities for new genetic testing.

•

Dr. White: accomplishment of goals, including successful discovery and development of new genetic tests in CVD and oncology; support existing and future tests with publications and cost effectiveness studies; contribute to PMA and Medco study for KIF6.

•

Mr. Milsten: accomplishment of goals, including excellent performance in maintaining the Company’s corporate governance processes; oversee transactional and litigation matters for the Company; enhance compliance program.

•

Dr. Sias: accomplishment of goals, including advanced market development and commercialization strategies for CV genetics, grow domestic and international opportunities; lead BHL marketing effort; implement agreed licensing and M&A activities.

Mr. Merriweather commenced employment with the Company effective December 20, 2010 and no personal goals were set for 2010. However, Mr. Merriweather was guaranteed a signing bonus of $5,000, net, as an incentive to accept employment with the Company.

The following table calculates each NEO’s bonus for 2010 according to the bonus formula set forth above:

Name	Base Salary	Target Bonus	Business Modifier	Personal Modifier	2010 Bonus
Kathy Ordoñez	$650,000	75%	48.8%	100%	$237,900
Alfred Merriweather	$7,115	45%	48.8%	100%	$1,563
Thomas J. White	$428,000	60%	48.8%	100%	$83,478	†
Scott K. Milsten	$350,000	45%	48.8%	110%	$84,546
Stacey R. Sias	$332,000	45%	48.8%	100%	$72,907

†	Dr. White’s bonus was reduced to reflect part-time work during a portion of 2010.

Long-Term and Equity Incentive Compensation

We provide executives with various forms of equity incentives that generally vest over multiple years and, in some cases, vest based on pre-established business or stock price performance goals. The Company has historically utilized an equity incentive strategy with the following primary objectives:

•	to provide executives with a financial stake in the Company designed to increase management’s focus on stockholder value;

•	to align the rewards and compensation outcome of executives with the variability of the performance of the stock;

•	achieve a higher return on equity expense by focusing award participation on those individuals with a clear capability to drive growth in value; and

•	to provide market competitive earning opportunities commensurate with job responsibility, individual contribution, and Company performance.

We targeted the level of executives’ awards at the 50th percentile of our peer group in value. We determined to provide 50% of the targeted value in the form of stock options and 50% of the targeted value in restricted stock units using either time based or performance based units. In doing so, the Compensation Committee used a 3:1 ratio for time based restricted stock units and a 2:1 ratio for performance based restricted stock units when determining the number of options and restricted stock units to be granted. We developed this strategy after considering the market practices of our peer group, burn rate percentages within our peer group, the impact of grants on dilution, compensation expense of such grants, and share usage.

In 2008, we used a combination of stock options and performance vested restricted stock units as a means of providing long-term equity awards. In 2009, we used stock options and time vested restricted stock units for this purpose. Early in 2010, the Compensation Committee determined that the return to performance vested restricted stock units would be more in line with our adopted pay-for-performance philosophy, and granted long-term equity incentives in the form of stock options and performance vested restricted stock units for our executives. The 2010 performance vested restricted stock units had both a time and performance based element, with a target number of units being earned if target performance was met for 2010, with no vesting below target. The number of units earned based on performance would, in turn, vest and become payable equally over three years from the date the unit was earned. The concept was that this type of award would drive both short-term performance and have a longer term retention element.

In late 2010, the Company Board announced that it would explore strategic alternatives for the Company, which created uncertainty for our executives regarding their long-term role with the company. At that time, it also became clear that none of the 2010 performance vested restricted stock units would be earned and all would be forfeited. In addition, our stock options were significantly out of the money. As a result, the Company’s existing long-term equity incentives held little retentive value for our executives. In order to provide new retention vehicles for our executive officers to remain focused on our business during the Board’s exploratory process, the Compensation Committee, with input from Radford and management, decided to accelerate the timing of our 2011 equity grant into 2010 and to make the grant in the form of time vested restricted stock units. Time based restricted stock units will result in some value to executives, as long as they remained employed through the vesting period, and therefore provide the desired retention value.

Benefits and Perquisites

We offer a competitive level of benefits to executives as part of our total executive compensation program. These benefits are intended to help recruit and retain senior executives. We will review our benefit programs on a periodic basis by benchmarking against our peer group, reviewing published survey information, and obtaining advice from various independent benefit consultants. Our NEOs participate in the same employee benefit plans we make available to all other full time employees, in general. In addition, during 2010 we made available annual physicals, and excess liability insurance to all of our NEOs. We gross-up the NEOs for taxes on the excess liability insurance. These additional perquisites are competitive with our peer group and we believe are necessary to attract and retain executives in accordance with our compensation philosophy.

Potential Payments upon Termination of Employment

Except as described below with respect to certain terminations following an acquisition of the Company, any severance benefits payable to our NEOs will be determined by the Compensation Committee on a case-by-case basis in its discretion consistent with our prior practices and the treatment of other similarly situated executives.

We have adopted an executive change in control plan that provides severance benefits to our executive officers in the event that they are terminated following a change in control without cause or resign with good reason within two years of a change in control. Under such plan, our NEOs, other than our CEO, would receive severance in the amount of 24 months of base pay plus targeted bonus and health care/dental benefits, and our CEO would receive severance in the amount of 36 months of base pay plus targeted bonus and health care/dental benefits. These severance benefits are paid in a lump sum within 60 days following the termination date, subject to the NEO’s delivery of an irrevocable release of claims against us. In addition, the policy provides the NEO with the right to receive outplacement services for 12 months following a qualifying termination.

Our executive change in control plan is intended to help alleviate both the negative effects on productivity during the uncertainty of a change in control and the transition period that follows a change in control and the potential for economic hardship of affected employees. In 2010, in light of the proposed exploration of various strategic alternatives, the Compensation Committee undertook a review of the executive change in control plan in order to determine its effectiveness as a retentive device in light of a potential change in control. In connection with that review, the Compensation Committee sought the input of Radford as to whether or not the plan was within market practices. As part of that review, the Compensation Committee made some changes to the executive change in control plan to address the types of change in control that would be covered by the plan, and to include sales of business units in which an executive is employed. The Compensation Committee also decided to change the plan to address situations where an executive may trigger an excise tax as a result of the golden parachute rules of Sections 280G and 4999 of the Internal Revenue Code, to allow the executive to reduce the amount of parachute payments in order to avoid such tax, if it would be more beneficial to the executive. The Compensation Committee did not include a Section 280G tax gross up as it is not within current best compensation practices.

Tax Considerations

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of certain compensation in excess of one million dollars paid to a company’s chief executive officer and the three other most highly compensated executive officers, except for the chief financial officer. While we seek to maximize the deductibility of compensation paid to our executive officers, we intend to maintain flexibility to pay compensation that may not be deductible under Section 162(m) if that would be in the best interests of our stockholders.

SUMMARY COMPENSATION TABLE

Summary Compensation Table for Fiscal Year Ended December 25, 2010

The following table provides information about the compensation provided to our NEOs during the fiscal year ended December 25, 2010, the fiscal year ended December 26, 2009 and our short fiscal year ended December 27, 2008. In July 2008, our Board of Directors approved a change in our fiscal year end to align our fiscal year with the calendar year and provide that our fiscal year will generally end on the last Saturday in December. The fiscal year end change resulted in an interim reporting period for prior fiscal period beginning on July 1, 2008 and ending on December 27, 2008:

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Kathy Ordoñez	Dec 27, 2009-Dec 25, 2010	650,000		—		910,001	308,000	237,900	16,528	2,122,429
Chief Executive Officer	Dec 28, 2008-Dec 26, 2009	650,000		—		257,717	363,750	278,363	26,802	1,576,632
	July 1, 2008-Dec 27, 2008	347,712		—		—	—	338,254	3,004	688,970

Alfred Merriweather †††	Dec 27, 2009-Dec 25, 2010	7,115		5,000	**	—	—	1,563	3,925	17,603
SVP, Chief Financial Officer

Thomas White	Dec 27, 2009-Dec 25, 2010	428,000		—		308,411	123,200	83,478	20,754	963,843
SVP, Chief Scientific Officer	Dec 28, 2008-Dec 26, 2009	428,000		—		80,405	101,850	146,633	17,743	774,631
	July 1, 2008-Dec 27, 2008	229,107		—		—	—	147,802	5,159	382,068

Scott Milsten ††	Dec 27, 2009-Dec 25, 2010	350,000		50,000	***	422,640	138,600	84,546	59,228	1,105,014
SVP, General Counsel and Corporate Secretary	Dec 28, 2008-Dec 26, 2009	331,538		—		61,850	87,300	97,967	180,375	759,030

Stacey R. Sias	Dec 27, 2009-Dec 25, 2010	332,000		10,000	***	255,120	92,400	72,907	25,624	788,051
SVP, Business Development and Strategic Planning	Dec 28, 2008-Dec 26, 2009	—		—		—	—	—	—	—
	July 1, 2008-Dec 27, 2008	177,692		—		56,135	47,943	85,974	18,184	385,928

Ugo DeBlasi †	Dec 27, 2009-Dec 25, 2010	334,423		—		239,760	138,600	—	13,518	726,301
Former SVP, Chief Financial Officer	Dec 28, 2008-Dec 26, 2009	317,403	*	30,000	**	92,775	478,400	80,663	62,027	1,061,268

*	Amount includes an aggregate of $44,425 paid to Mr. DeBlasi for his services as a consultant to the Company prior to his commencing employment as our Chief Financial Officer on April 6, 2009. Amount also includes his base salary for the period April 6, 2009 to December 26, 2009.
**	Reflects a sign-on bonus paid to Mr. DeBlasi and Mr. Merriweather.
***	Represents a special achievement bonus paid to Mr. Milsten and Dr. Sias.
†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
††	Mr. Milsten commenced employment with the Company effective October 30, 2008.
†††	Mr. Merriweather commenced employment with the Company effective December 20, 2010.
(1)	Amounts shown represent the grant date fair value of options and restricted stock units granted in the year indicated as computed in accordance with FASB (ASC) Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 2 to the Consolidated Financial Statements for 2010 contained in our Annual Report on Form 10-K filed with the SEC on March 18, 2011.
(2)	Amounts shown reflect annual incentive bonus awards earned by the NEOs for the fiscal year 2010 ended December 25, 2010 under our incentive compensation program, which is discussed above, under “Components of Compensation for Our Executive Officers — Annual Incentive Compensation.”
(3)	The amounts in this column consist of the following:

Name	Contributions Related to Employee Savings Plans ($) (a)	Tax Gross-Ups ($) (b)	Other Benefits ($) (c)	Total ($)
Kathy Ordoñez	15,000	278	1,250	16,528
Alfred Merriweather †	—	3,925	—	3,925
Thomas J. White	18,838	126	1,790	20,754
Scott K. Milsten	12,250	15,173	31,805	59,228
Stacey R. Sias	14,046	8,129	3,449	25,624
Ugo DeBlasi ††	12,250	18	1,250	13,518

†	Mr. Merriweather commenced employment with the Company effective December 20, 2010.
††	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.

(a)	Reflects contributions under the Company Corporation Non-Qualified Savings and Deferral Plan for the year ended December 25, 2010.
(b)	Reflects a reimbursement for taxes associated with income recognized by the executive as a result of excess liability insurance. This column includes relocation tax gross ups for Mr. Milsten and a tax gross up on Mr. Merriweather’s signing bonus.
(c)	Reflects the aggregate incremental cost of providing various perquisites and other personal benefits to each of the named individuals. These perquisites and personal benefits, which are valued at the actual cost, consist of: annual physicals and excess liability insurance. This column includes relocation benefits ($30,555) and excess liability coverage ($1,250) paid during 2010 for Mr. Milsten.

Narrative to Summary Compensation Table

The actual value, if any, that an executive may realize from a restricted stock unit or option is contingent upon the satisfaction of the conditions to vesting in that award, and with respect to options, upon the excess of the stock price over the exercise price on the date the award is exercised. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown in the table above.

Grants of Plan-Based Awards in the Fiscal Year Ended December 25, 2010

The following table below provides information about incentive compensation awards granted to the NEOs during the fiscal year ended December 25, 2010.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock that have not vested (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Date of Compensation Committee Action granting the award	Threshold ($)	Target ($)	Maximum ($)
Kathy Ordoñez			—	487,500	731,250	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	50,001	100,000	6.66	641,007
	December 1, 2010	November 22, 2010	—	—	—	66,000	—	—	377,520

Alfred Merriweather ††			—	166,500	249,750	—	—	—	—

Thomas J. White			—	256,800	385,200	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	20,001	40,000	6.66	256,407
	December 1, 2010	November 22, 2010	—	—	—	16,672	—	—	95,364

Scott K. Milsten			—	157,500	236,250	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	22,500	45,000	6.66	288,450
	December 1, 2010	November 22, 2010	—	—	—	32,000	—	—	183,040

Stacey R. Sias			—	149,400	224,100	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	15,000	30,000	6.66	192,300
	December 1, 2010	November 22, 2010	—	—	—	16,672	—	—	95,364

Ugo DeBlasi †	March 8, 2010	February 4, 2010	—	—	—	22,500	45,000	6.66	288,450

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
††	Mr. Merriweather commenced employment with the Company effective December 20, 2010.
(1)	These amounts reflect the range of possible payouts under the Company’s Incentive Compensation Program for the year ended December 25, 2010 as described above in the section entitled “Components of Compensation for Our Executive Officers — Annual Incentive Compensation” in the “Compensation Discussion and Analysis” discussion set forth above. The payment for the year ended December 25, 2010 performance has been made based on the metrics described, and is shown in the “Summary Compensation Table” in the column entitled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards as of December 25, 2010

The following table provides information about equity awards granted to each of the NEOs with respect to the Company’s stock that were outstanding as of December 25, 2010:

					Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Un-exercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (1)
Kathy Ordoñez	11,300	(2)	—		—	31.50	3/26/2011	31,251	(6)	199,694	29,000	(4)	185,310
	28,000	(2)	—		—	18.89	4/8/2012	66,000	(9)	421,740	50,001	(8)	319,506
	100,000	(2)	—		—	19.47	4/19/2012	—		—	—		—
	95,000	(2)	—		—	9.13	3/24/2013	—		—	—		—
	76,000	(2)	—		—	10.78	6/17/2014	—		—	—		—
	150,000	(2)	—		—	10.15	6/2/2015	—		—	—		—
	112,500		37,500	(3)	—	15.32	1/30/2017	—		—	—		—
	31,250		93,750	(5)	—	6.18	8/12/2019	—		—	—		—
	—		100,000	(7)	—	6.66	3/8/2020	—		—	—		—

Alfred Merriweather	—		—		—	—	—	—		—	—		—

Thomas J. White	8,000	(2)	—		—	31.50	3/26/2011	9,750	(6)	62,303	7,250	(4)	46,328
	15,000	(2)	—		—	18.89	4/8/2012	16,672	(9)	106,534	20,001	(8)	127,806
	10,000	(2)	—		—	19.47	4/19/2012	—		—	—		—
	20,000	(2)	—		—	9.13	3/24/2013	—		—	—		—
	14,000	(2)	—		—	10.78	6/17/2014	—		—	—		—
	28,000	(2)	—		—	10.15	6/2/2015	—		—	—		—
	37,500		12,500	(3)	—	15.32	1/30/2017	—		—	—		—
	8,750		26,250	(5)	—	6.18	8/12/2019	—		—	—		—
	—		40,000	(7)	—	6.66	3/8/2020	—		—	—		—

Scott K. Milsten	25,000		25,000	(10)	—	10.96	11/3/2018	7,500	(10)	47,925	22,500	(8)	143,775
	7,500		22,500	(5)	—	6.185	8/12/2019	32,000	(9)	204,480	—		—
	—		45,000	(7)	—	6.66	3/8/2020	7,500	(6)	47,925	—		—

Stacey R. Sias	6,500	(2)	—		—	39.45	6/21/2011	6,000	(6)	38,340	6,380	(4)	40,768
	5,300	(2)	—		—	18.89	4/8/2012	16,672	(9)	106,534	15,000	(8)	95,850
	7,700	(2)	—		—	9.13	3/24/2013	—		—	—		—
	8,000	(2)	—		—	10.78	6/17/2014	—		—	—		—
	29,000	(2)	—		—	10.15	6/2/2015	—		—	—		—
	45,000		15,000	(3)	—	15.32	1/30/2017	—		—	—		—
	6,000		18,000	(5)	—	6.18	8/12/2019	—		—	—		—
	—		30,000	(7)	—	6.66	3/8/2020	—		—	—		—

Ugo DeBlasi †	25,000		—		—	7.99	2/19/2011	—		—	—		—
	10,000		—		—	6.18	2/19/2011	—		—	—		—

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(1)	The market price used for calculations in this column is $6.39, which was the fair market price of a share of Common Stock on December 23, 2010, the last trading day prior to our year end of December 25, 2010.
(2)	These grants are fully vested.
(3)	100% of this option vested on January 30, 2011
(4)	Up to 100% of this performance based restricted stock unit award potentially will vest on July 2, 2011, based on the level of achievement of the performance goals
(5)	33% of this option will vest on each of August 12, 2011, August 12, 2012 and August 12, 2013
(6)	33% of this restricted stock unit will vest on each of August 12, 2011, August 12, 2012 and August 12, 2013
(7)	25% of this option vested on March 8, 2011, and a further 25% will vest on each of March 8, 2012, March 8, 2013 and March 8, 2014
(8)	This performance based restricted stock award has been cancelled based on the failure to achieve the performance goals.
(9)	25% of this restricted stock unit will vest on each of December 1, 2011, December 1, 2012, December 1, 2013 and December 1, 2014.
(10)	50% of this option will vest on each of November 3, 2011 and November 3, 2012.

Options Exercised and Stock Vested in the Fiscal Year Ended December 25, 2010

The following table provides information about the value realized by each of the NEOs on exercises of stock options and the vesting of restricted stock units and stock awards with respect to Common Stock during the fiscal year ended December 25, 2010:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Kathy Ordoñez	—	—	15,126	99,183
Alfred Merriweather	—	—	—	—
Scott K. Milsten	—	—	3,956	23,906
Thomas J. White	—	—	4,189	27,532
Stacey R. Sias	—	—	3,142	20,573
Ugo DeBlasi †	—	—	2,097	14,081

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(1)	Amounts are based on the closing sales price of Common Stock on the day the stock vested.

Nonqualified Deferred Compensation as of December 25, 2010

The following table provides information as of fiscal year ended December 25, 2010 with respect to our Non-Qualified Savings and Deferral Plan:

Name	Plan Name	Executive Contributions for the Year Ended December 25, 2010 ($)	Registrant Contributions for the Year Ended December 25, 2010	Aggregate Earnings for the Year Ended December 25, 2010 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 25, 2010 ($) (1)
Kathy Ordoñez	Non-Qualified Savings and Deferral Plan	—	13,425	163,313	—	3,862,671
Alfred Merriweather	Non-Qualified Savings and Deferral Plan	—	—	—	—	—
Thomas J. White	Non-Qualified Savings and Deferral Plan	—	7,316	8,696	—	504,435
Scott K. Milsten	Non-Qualified Savings and Deferral Plan	—	5,377	—	—	5,377
Stacey R. Sias	Non-Qualified Savings and Deferral Plan	—	4,350	57,642	—	461,205
Ugo DeBlasi †	Non-Qualified Savings and Deferral Plan	—	—	—	—	—

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(1)	Of the amounts in this column, the following are the total amounts that have been reported in the “Summary Compensation Table” over all previous years in which the NEO appeared in such table.

Name	Previous Years ($)
Kathy Ordoñez	2,000
Thomas J. White	2,000

(2)	For Ms. Ordoñez, the aggregate balance includes $2,359,000 transferred to the Non-Qualified Savings and Deferral Plan from Applied Biosystems’ Supplemental Executive Retirement Plan in connection with our split-off from Applied Biosystems on July 1, 2008.

Non-Qualified Savings and Deferral Plan

At the time of the split-off from Applied Biosystems (now Life Technologies), our Board of Directors adopted a deferred compensation plan and excess savings plan for eligible employees. In November 2008, our Board of Directors approved the consolidation of the two separate plans and adopted the Celera Corporation Non-Qualified Savings and Deferral Plan. The non-qualified savings and deferral plan allows eligible participants to defer a percentage of compensation each year on a pre-tax basis. We do not pay “above market” interest on deferred compensation. Amounts deferred are credited to individual accounts under the plan.

We also make employer contributions to the plan based on the matching contributions that we cannot make to the accounts of participants in our 401(k) Savings Plan by reason of the Internal Revenue Code limit on tax-deferred contributions to qualified plans. These contributions vest in the same manner as our match under the 401(k) Savings Plan — 25% per year for the first four years of employment.

Participants are able to direct the investment of their accounts among various measurement funds. These funds may change from time to time and include domestic and international equity, income, and blended funds. The non-qualified savings and deferral plan also includes account balances previously deferred under the Applied Biosystems Deferred Compensation Plan and the Applied Biosystems Excess Benefit Plan, which have been transferred to the Company following the split-off.

Participants are fully vested in their accounts in the plan, except with regard to the employer 401(k) contributions which vest as described above. These amounts will be paid on the earliest of:

•	a pre-retirement distribution date designated by the participant with respect to the amounts deferred each year; or

•	termination of the participant’s employment.

Payment may be made in a lump sum or in installments over a period of up to fifteen years, depending on the terms of the plan and the participant’s payment election.

Potential Payments Upon Termination or Change in Control

Severance Arrangements

As described above, our executive officers are eligible to receive post-termination payments pursuant to our executive change in control policy. We do not have any other individual severance arrangements with our NEOs.

The table below was prepared as though a change in control occurred and the NEO’s employment was terminated as of December 25, 2010 (due to a termination by the Company without cause or a resignation for good reason), and using the closing share price of Common Stock as of December 23, 2010, which was the last trading day prior to December 25, 2010. As described above, for purposes of calculating the benefits for each NEO, the executive change in control policy provides for a severance period of 36 months for Ms. Ordoñez and a severance period of 24 months for the other NEOs.

Termination or Change in Control Payments

Termination Within Two Years After Change in Control

Name	Cash Severance Payment ($) (1)	Benefit Plans ($) (2)	Options ($) (3)	Company Stock-Based Awards ($) (3)	Outplacement ($) (4)	Total ($)
Kathy Ordoñez	3,412,500	76,217	19,219	1,126,250	12,000	4,646,186
Alfred Merriweather	1,073,000	78,578	—	—	12,000	1,163,578
Thomas J. White	1,369,600	25,510	5,372	342,971	12,000	1,755,453
Scott K. Milsten	1,015,000	78,578	4,613	444,105	12,000	1,554,296
Stacey R. Sias	962,800	30,817	3,690	281,492	12,000	1,290,799
Ugo DeBlasi †	—	—	—	—	—	—

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(1)	Cash severance benefit is a lump sum payment based on the officer’s base pay and target bonus over the severance period.
(2)	Reflects lump sum payment for the cost of medical and dental coverage, grossed up for taxes, for the severance period.
(3)	The value of stock options and performance units assumes that all outstanding awards as of December 25, 2010 were immediately vested upon the change in control, regardless of whether termination of employment, for any reason, has occurred, as provided under the Celera Corporation 2008 Stock Incentive Plan. In the case of stock options, the value is based on the number of outstanding unvested shares deemed vested, multiplied by the applicable closing share price on December 23, 2010 (the last trading day prior to our fiscal year end), minus the aggregate exercise price of the stock options. In the case of the performance units, the value assumes the payment of previously unvested units, multiplied by the applicable closing share price on December 23, 2010.
(4)	Reflects an estimate of value of outplacement services to be provided during the 12 months following termination.

Ms. Ordoñez entered into a new employment arrangement with Parent in connection with the Merger Agreement, as described in the Schedule 14D-9 under the headings “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Potential Payments Upon Change in Control” and “Arrangements between the Company and its Executive Officers, Directors and Affiliates — Employment Following the Merger,” pursuant to which she waived her rights under the executive change in control plan. All other NEOs, however, may terminate their employment within the 24 months following the Merger and receive the severance benefits under the executive change in control plan.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Information Statement. Based on the Compensation Committee’s review of and the discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Company Board that the Compensation Discussion and Analysis be included in this Information Statement for filing with the SEC.

Submitted by the Compensation Committee of the Company Board:

Jean-Luc Bélingard (Chair)

Richard H. Ayers

Bennett M. Shapiro, M.D.

ANNEX II

Credit Suisse Securities (USA) LLC 11 Madison Avenue New York, NY 10010 www.credit-suisse.com

March 17, 2011

Board of Directors

Celera Corporation

1401 Harbor Bay Parkway

Alameda, CA 94502

Members of the Board;

You have asked us to advise you with respect to the fairness to the holders of common stock, par value $0.01 per share (“Company Common Stock”) of Celera Corporation (the “Company’) from a financial point of view, of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Quest Diagnostics Incorporated (the “Acquiror”) and Spark Acquisition Corporation, a wholly owned subsidiary of the Acquiror (the “Merger Sub”), and the Company. The draft Merger Agreement provides for, among other things, (a) Merger Sub to commence a first step cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Company Common Stock at a price of $8.00 per share in cash (the “Consideration”) followed by (b) the merger (the “Merger” and together with the Offer, the “Transaction”) of the Company with the Merger Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock will be converted into the right to receive the Consideration (other than Dissenting Shares (as defined in the Merger Agreement) and shares of Company Common Stock owned by the Acquiror, the Merger Sub or any of their respective direct or indirect subsidiaries).

In arriving at our opinion, we have reviewed a draft dated March 17, 2011 of the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to or discussed with us by the Company and have met with the Company’s management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to that of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company, the management of the Company has advised us, and we have assumed. that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the future financial performance of the Company. We have also relied on the estimates of the Company’s management as to the tax benefits to the Company from anticipated net operating loss usage and the timing thereof. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction, and that the Transaction will be consummated in accordance with the terms of the draft Merger

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Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We also have assumed that the Merger Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Consideration to be received in the Transaction and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger Agreement, or class of such persons, relative to the Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion also is based on certain assumptions discussed with you as to future results with respect to certain drug assets and which, if different than assumed, could have a material impact on our analyses. Our opinion does not address the merits of the Transaction as compared to alternative transactions or strategies that may be available to the Company nor does it address the Company’s underlying decision to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates may have in the past provided financial advice and services, and may in the future provide financial advice and services, to the Company, the Acquiror and their respective affiliates for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any stockholder as to whether such stockholder should tender its shares In the Offer or act on any matter relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such stockholders (other than with respect to Dissenting Shares and shares of Company Common Stock owned by the Acquiror, the Merger Sub or any of their respective direct or indirect subsidiaries).

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Mark Page
Managing Director

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ANNEX III

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

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(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the

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foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented

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by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX IV

Celera Corporation

1401 Harbor Bay Parkway

Alameda, California 94502

March 28, 2011

Dear Stockholder:

We are pleased to inform you that on March 17, 2011, Celera Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quest Diagnostics Incorporated (“Parent”) and Spark Acquisition Corporation, a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser commenced a tender offer on March 28, 2011 to purchase all of the outstanding shares of voting common stock, par value $0.01, of the Company for $8.00 per share in cash, without interest, subject to any withholding of taxes required by applicable law.

If successful, the tender offer will be followed by the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger. In the merger, all of the Company’s outstanding shares, other than those owned by the Company, Parent or Purchaser, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined by those present and voting on such matters that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the Company and its stockholders and authorized and adopted the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the Board of Directors of the Company recommends that the Company’s stockholders accept the tender offer, tender their shares of Company common stock to Purchaser pursuant to the tender offer and, if required by applicable law, vote their shares in favor of adoption of the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated March 28, 2011, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 5:00 p.m. (New York City time) on April 25, 2011.

Sincerely,

/s/ Kathy Ordoñez
Chief Executive Officer

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